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As filed with the Securities and Exchange Commission on October 7, 2003

Registration No. 333-108247

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE
AMENDMENT NO. 1
TO
FORM S-3
REGISTRATION STATEMENT
Under The Securities Act of 1933

ADC TELECOMMUNICATIONS, INC.
(Exact name of registrant as specified in its charter)

Minnesota (State or other jurisdiction of incorporation or organization)	41-0743912 (I.R.S. Employer Identification No.)
13625 Technology Drive Eden Prairie, Minnesota 55344-2252 (952) 938-8080 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Jeffrey D. Pflaum, Esq. Vice President, Chief Legal Officer and Corporate Secretary ADC Telecommunications, Inc. 13625 Technology Drive Eden Prairie, Minnesota 55344 (952) 938-8080 Fax: (952) 917-0637	Copy to:	Jay L. Swanson, Esq. Dannette L. Smith Dorsey & Whitney, LLP 50 South Sixth Street, Suite 1500 Minneapolis, Minnesota 55402-1498 (612) 340-2600 Fax: (612) 340-7800
(Name, address, including zip code, and telephone number, including area code, of agent for service)

        Approximate date of commencement of proposed sale to the public:    From time to time after the effective date of this Registration Statement.

        If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

Note:    The prospectus included in this Post-Effective Amendment No. 1 supersedes and replaces in its entirety the prospectus dated September 12, 2003 that was filed pursuant to Rule 424(b)(3).

PROSPECTUS

ADC TELECOMMUNICATIONS, INC.

1.00% Convertible Subordinated Notes Due 2008
Floating Rate Convertible Subordinated Notes Due 2013
Common Stock Issuable Upon Conversion of the Notes

        We issued $200,000,000 of 1.00% Convertible Subordinated Notes Due 2008 and $200,000,000 of Floating Rate Convertible Subordinated Notes Due 2013 in a private placement in June 2003. This prospectus may be used by the selling securityholders named in this prospectus to resell these notes and up to 99,676,052 shares of our common stock that are issuable upon conversion of the notes at any time prior to their maturity. The notes and the shares of our common stock may be sold from time to time by the selling securityholders at prices determined by the prevailing market price for the securities or in negotiated transactions. We will not receive any of the proceeds from the sale of the securities.

        The notes are not listed on any securities exchange or included in any automated quotation system. The notes are eligible for trading on The PORTAL Market of the National Association of Securities Dealers, Inc. Our common stock is traded on The NASDAQ National Market under the symbol "ADCT." On October 2, 2003, the last sale price of our common stock as reported on The NASDAQ National Market was $2.47 per share.

        Investment in our securities involves a number of risks. See section titled "Risk Factors" beginning on page 4 to read about certain factors you should consider before buying our securities.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        The information in this prospectus is not complete and may be changed. The selling securityholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

ADC Telecommunications, Inc.
13625 Technology Drive
Eden Prairie, Minnesota 55344-2252
(952) 938-8080

The date of this prospectus is                        , 2003.

ii

PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus or incorporated by reference. However, it may not contain all of the information that is important to you. You should carefully read the entire prospectus, especially the risks of investing in our securities discussed under "Risk Factors," and including the documents incorporated by reference.

Our Company

        We are a leading global supplier of broadband network equipment, software and systems integration services that enable communications service providers to deliver high-speed Internet, data, video and voice services to consumers and businesses worldwide. Our product offerings and development efforts are focused on increasing the speed and efficiency of the last mile/kilometer portion of broadband communications networks, and our product and service offerings help connect communications service providers' offices to businesses and end users' homes as well as to wireless communications devices.

        Our customers include local and long-distance telephone companies, cable television operators, wireless service providers, new competitive service providers, broadcasters, governments, businesses, system integrators and communications equipment manufacturers and distributors. We offer broadband connectivity components and systems, broadband access and network equipment, software and systems integration services to our customers through the following two segments of product and service offerings:

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  Broadband Infrastructure and Access; and

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  Integrated Solutions.

        Broadband Infrastructure and Access focuses on Internet Protocol (IP)-based offerings for the cable industry, Digital Subscriber Line (DSL) offerings for the telecommunications industry and broadband connectivity products for wireline, cable and wireless communications network applications. These products consist of:

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  connectivity systems and components that provide the infrastructure to wireline, cable and wireless service providers to connect Internet, data, video and voice services to the network over copper, coaxial and fiber-optic cables; and

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  access systems used by wireline, cable and wireless service providers to deliver high-speed Internet, data and voice services to consumers and businesses in the last mile/kilometer of communications networks.

        Integrated Solutions focuses on operations support system (OSS) software and system integration services for broadband, multiservice communications over wireline and wireless networks. Systems integration services are used to design, equip and build communications networks that deliver Internet, data, video and voice services to consumers and businesses. OSS software includes communications billing, customer management, network performance and service-level assurance software used by service providers to operate communications networks.

Our Address and Telephone Number

        We were incorporated in Minnesota in 1953 as Magnetic Controls Company. We adopted our current name in 1985. Our world corporate headquarters are located at 13625 Technology Drive, Eden Prairie, Minnesota 55344-2252, and our telephone number is (952) 938-8080. The address of our web site is www.adc.com.

The Offering

Securities offered by the selling securityholders
$200,000,000 aggregate principal amount of 1.00% Convertible Subordinated Notes Due 2008, $200,000,000 aggregate principal amount of Floating Rate Convertible Subordinated Notes Due 2013 and shares of common stock issuable upon conversion of the notes
Maturity date	Fixed rate notes: June 15, 2008. Floating rate notes: June 15, 2013.
Interest
Fixed rate notes: 1.0% per annum, payable semi-annually on June 15 and December 15, beginning December 15, 2003.

Floating rate notes: Six-month LIBOR plus 0.375% (1.59625% for the period from issuance through December 15, 2003), reset semi-annually on each June 15 and December 15. Interest will be payable semi-annually on and June 15 and December 15, beginning December 15, 2003.
Subordination
The notes are unsecured and subordinated obligations of ADC. The notes rank junior in right of payment to all of our existing and future senior indebtedness and rank equally in right of payment with all subordinated obligations. At July 31, 2003, our senior indebtedness totaled approximately $17.8 million. The notes are not guaranteed by any of our subsidiaries and, accordingly, the notes are effectively subordinated to the indebtedness and other liabilities of our subsidiaries, including trade creditors. As of July 31, 2003, our subsidiaries had total liabilities of approximately $165.6 million, excluding liabilities of the type not required to be reflected on a balance sheet in accordance with generally accepted accounting principles. Neither we nor our subsidiaries will be restricted under the indenture from incurring debt, including additional senior indebtedness. See "Description of Notes—Subordination of Notes."

Conversion rights
The notes are convertible at any time prior to maturity into shares of our common stock at a conversion price of $4.013 per share (a conversion rate of approximately 249.1901 shares per $1,000 principal amount of notes), subject to certain adjustments. Upon conversion, you will generally not receive any cash representing accrued interest. See "Description of Notes—Conversion of Notes."
Optional redemption
Fixed rate notes: We may not redeem the fixed rate notes prior to their maturity date. See "Description of Notes—Optional Redemption by ADC; No Sinking Fund."

Floating rate notes: We may redeem any or all of the notes at any time on or after June 23, 2008 at the prices described under "Description of Notes—Optional Redemption by ADC; No Sinking Fund."
Sinking fund	None.
Purchase of notes at your option upon change of control
Upon a change of control, you may require us to repurchase all or a portion of your notes at 100% of the principal amount of the notes, together with any accrued and unpaid interest and additional interest, if any, to, but excluding, the repurchase date. See "Description of Notes—Purchase of Notes at Your Option upon a Change in Control." We may elect to pay all or a portion of the purchase price in common stock subject to certain conditions.
Use of proceeds	We will not receive any proceeds from the sale of securities by the selling securityholders.
Trading
The notes are eligible for trading in PORTAL. However, we can give no assurance as to the liquidity of or trading market for the notes. Our common stock is quoted on The NASDAQ National Market under the symbol "ADCT."
Risk factors	See "Risk Factors" included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our securities.

RISK FACTORS

        Our business faces many risks. The risks described below may not be the only risks we face. Additional risks that we do not yet know of or that we currently think are immaterial may also impair our business operations. If any of the events or circumstances described in the following risks actually occur, our business, financial condition or results of operations could suffer, and the trading price of our notes or common stock could decline. The risks described below may be amended, supplemented or superceded from time to time by other reports we file with the SEC in the future.

Risks Related to Our Business

Our operating results have been, and will continue to be, adversely affected by the significant downturn in the communications equipment industry and the slowdown in the United States economy.

        Our operating results during fiscal 2001, 2002 and 2003 have been significantly impacted by the substantial downturn in the telecommunications equipment industry. In this market environment, many of our customers have deferred capital spending, reduced their equipment purchases and announced plans to further reduce capital expenditures in 2003. As a result, our revenues have decreased each quarter compared to the prior year and prior quarter since the first quarter of fiscal 2001 and have decreased materially from levels prior to 2001.

        A majority of our revenues are derived from telecommunication service providers. These customers have greatly reduced their spending on communications equipment. Our business has also been negatively impacted by reduced or deferred capital spending by our cable industry customers. Some of our customers have experienced serious financial difficulties, which in certain cases has resulted in bankruptcy filings or cessation of operations. Demand for products in the telecommunications equipment market remains at low levels compared to pre-2001 levels.

        If capital spending levels by service providers continue to decline, or if the telecommunications market does not improve, our revenues and profitability will continue to be adversely affected. As a result of the significant slowdown in capital spending in our target market, it is difficult to predict the level of future demand in those markets, even in the very short term. In addition, the level of demand can change quickly and vary over short periods of time, making accurate forecasts of revenues, operating results and cash flow increasingly difficult.

        The general slowdown in the United States economy has also negatively impacted, and may continue to adversely affect, our business and operating results. We expect any recovery in the communications market to lag behind a general economic recovery. Terrorist attacks in the United States, the war with Iraq and other worldwide events have increased uncertainty in the United States economy. If general economic conditions in the United States and globally do not improve, or if there is a worsening of the United States or global economy, we may continue to experience material adverse effects on our business, financial condition and results of operations.

We incurred significant net losses in fiscal 2001 and 2002, and we have continued to incur net losses during fiscal 2003. No assurance can be given that we will achieve operating profitability in the future.

        We incurred net losses of approximately $1.29 billion and $1.15 billion in fiscal 2001 and 2002, respectively, and we expect to incur a net loss for the full fiscal year 2003. Depending upon conditions in the telecommunications equipment market and the United States and global economy generally, such net losses may continue for the foreseeable future.

        When the significant reduction in communications equipment spending became evident in fiscal 2001, we began implementing a restructuring plan to reduce operating expenses and capital expenditures and to narrow the strategic focus of our business. As a result in large part of this structuring plan, we incurred impairment and special charges of $697.1 million and $567.9 million in fiscal 2001 and 2002, respectively. Although most of the restructuring plan initiatives have been implemented, we do not expect to complete the restructuring plan until the end of fiscal 2003. Accordingly, we expect to continue to incur special charges throughout the current fiscal year, and may incur such charges in later fiscal years.

        As a result of the restructuring plan, we have has significantly reduced expenses and lowered our quarterly revenue break-even point. However, we may not be able to achieve anticipated revenue levels in future quarters or further reduce our expenses if revenue shortfalls occur. As a result, no assurance can be given that we will achieve operating profitability.

The future of the market for communications equipment products is uncertain.

        We cannot predict whether the market for communications equipment products and services will improve and grow in the foreseeable future. The slowdown in the United States and global economy over the past two years, changes and consolidation in the communications service provider market, and the constraints on capital availability have had a material adverse effect on many of our customers.

        In addition, as the downturn in the communications services industry continues, we expect increased consolidation among our customers in order for them to increase market share, diversify product portfolios and achieve greater economies of scale. Consolidation is likely to impact our business as our customers focus on integrating their operations and choosing their equipment vendors. After a consolidation occurs, there can be no assurance that we will continue to supply equipment to the surviving communications service provider. For example, the acquisition of AT&T Broadband by Comcast Corporation, as well as declining performance by cable providers, has caused a marked reduction in our IP cable sales.

        In the past, our principal product offerings have been copper-based and fiber-optic-based products designed to connect and transmit information on traditional telephony networks. With the growth of multimedia applications and the development of enhanced Internet, data, video and voice services, our recent product and service offerings and research and development efforts have been and are focused on emerging technologies and network equipment, software and systems integration services for communications service providers. The market for communications network equipment, software and integration services is rapidly changing, and we may not be able to compete successfully.

Our market is subject to rapid technological change, and to compete effectively, we must continually introduce new products that achieve market acceptance.

        The communications equipment industry is characterized by rapid technological change. In our industry, we also face evolving industry standards, changing market conditions and frequent new product and service introductions and enhancements by our competitors. The introduction of products using new technologies or the adoption of new industry standards can make our existing products or products under development obsolete or unmarketable. In order to grow and remain competitive, we will need to adapt to these rapidly changing technologies, to enhance our existing solutions and to introduce new solutions to address our customers' changing demands.

        We cannot predict technological trends or new products in the telecommunications equipment market. In addition, we do not know whether our products and services will meet with market acceptance or be profitable or how our sales may be impacted by possible consolidation of communications service provider customers. We may not be able to compete successfully, and competitive pressures may have a material adverse effect on our business, operating results and financial condition.

        New product development often requires long-term forecasting of market trends, development and implementation of new technologies and processes, and a substantial capital commitment. We have invested, and we will continue to invest, substantial resources for the development of new products. We may experience difficulties that could delay or prevent the successful design, development, introduction or marketing of new solutions. In addition, these new solutions and enhancements must meet the requirements of our current and prospective customers and must achieve significant market acceptance. If we fail to anticipate or respond in a cost-effective and timely manner to technological developments, changes in industry standards or customer requirements, or if we have any significant delays in product development or introduction, our business, operating results and financial condition could be materially adversely affected.

We may need to make additional strategic changes to our product portfolio but our strategic changes and restructuring programs may not yield the benefits that we expect.

        In 2001, we announced an initiative to focus our business on core operations and products and improve our operating performance by restructuring and streamlining operations. As part of this initiative, we sold or closed a number of non-strategic businesses and product lines, disposed of certain facilities, significantly reduced our workforce and outsourced some manufacturing and other functions in fiscal 2001, 2002 and 2003. These activities may not yield the benefits we expect and may give rise to unforeseen costs. As a result of these activities, we have recorded substantial impairment and special charges during those periods, which adversely affect the comparability of our reported financial results during those periods.

        During the third quarter of fiscal 2003, we announced a new product portfolio review initiative to focus on other opportunities to enhance shareowner value in the difficult and changing communications equipment industry. We intend to focus on product markets in which we are, or believe we can become, one of the leading suppliers. As part of the current product portfolio review, we may make strategic additions and subtractions to our product line. Accordingly, we may acquire businesses and product lines in our areas of focus and de-emphasize other businesses and product lines. We may also divest, eliminate or scale back existing businesses and product lines.

        The extent of this additional restructuring effort, and its effects on our business, operating results and financial condition, are unknown at this time. If we determine to acquire complementary businesses in our areas of strategic focus, we may have difficulty assimilating these businesses and their products, services, technologies and personnel into our operations. These difficulties could disrupt our ongoing business, distract our management and workforce, increase our expenses and adversely affect our operating results and financial condition. Divestitures or elimination of existing businesses or product lines could also have disruptive effects and may cause us to incur material expenses. In addition, if we acquire new businesses, we may not realize all of the anticipated benefits of these acquisitions, and we may not be able to retain key management, technical and sales personnel after an acquisition.

Our industry is highly competitive and subject to pricing pressure.

        Competition in the communications equipment industry is intense. We believe that competition may increase substantially with the increased use of broadband networks. We believe our success in competing with other manufacturers of communications equipment products and services will depend primarily on our engineering, manufacturing and marketing skills, the price, quality and reliability of our products, our delivery and service capabilities and our control of operating expenses. We have experienced and anticipate experiencing increasing pricing pressures from current and future competitors as well as general pricing pressure from our customers as part of their cost reduction efforts. Many of our competitors have more extensive engineering, manufacturing, marketing, financial and personnel resources than we do. Competition may also be affected by consolidation among communications equipment providers, which may increase their resources. As a result, other competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements.

        We cannot predict whether we will be able to compete successfully with our existing and new products and services or with current and future competitors. In addition, we believe that technological change, the convergence of Internet, data, video and voice on a single broadband network, the possibility of regulatory changes and industry consolidation or new entrants will continue to cause rapid evolution in the competitive environment. The full scope and nature of these changes are difficult to predict at this time. Increased competition could lead to price cuts, reduced profit margins and loss of market share, which may seriously harm our business, operating results and financial condition.

Our sales could be negatively impacted if one or more of our key customers substantially reduce orders for our products.

        Our customer base is relatively concentrated among the largest communications service providers in the United States. If we lose a significant customer, our sales and gross margins would be negatively impacted. In addition, the loss of sales may require us to record additional impairment charges or exit a particular business or product line.

        Over recent periods, most of our major customers have reduced their capital spending and purchases of our products and have expressed uncertainty as to their future requirements. As a result, our sales have declined and it is difficult to predict future sales accurately. The conditions contributing to this difficulty include:

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  the prolonged downturn in the telecommunications industry, resulting in increased pricing pressure and competition by equipment providers for the remaining spending by the surviving industry participants;

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  uncertainty regarding the capital spending plans of the major telecommunications carriers, upon which we depend for sales;

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  consolidation in the industry;

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  the telecommunications carriers' current limited access to the capital required for expansion; and

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  general market and economic uncertainty.

        While we have responded to the depressed market by reducing excess capacity and cutting costs, we cannot assure you that our plans will be successful in mitigating the adverse effects of a prolonged downturn. The current downturn in the telecommunications industry may be more severe and prolonged than expected. If our net sales continue to decline, our ability to meet financial expectations for future periods may be impaired.

Our operating results fluctuate significantly, and if we miss quarterly financial expectations, our stock price could decline.

        Our operating results are difficult to predict, and fluctuate significantly from quarter to quarter. It is likely that our operating results in some periods will be below investor expectations. If this happens, the market price of our common stock is likely to decline. Fluctuations in our future quarterly earnings results may be caused by many factors, including:

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  the volume and timing of orders from and shipments to our customers;

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  work stoppages and other developments affecting the operations of our customers;

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  the timing of and our ability to obtain new customer contracts;

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  the timing of new product and service announcements;

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  the availability of products and services;

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  the overall level of capital expenditures by our customers;

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  the market acceptance of new and enhanced versions of our products and services or variations in the mix of products and services we sell;

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  the utilization of our production capacity and employees; and

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  the availability and cost of key components.

        Our expense levels are based in part on expectations of future revenues. If revenue levels in a particular period are lower than expected, our operating results will be affected adversely.

        In addition, our operating results are subject to seasonal factors. We historically have had stronger demand for our products and services in the fourth fiscal quarter ending October 31, primarily as a result of our year-end incentives and customer budget cycles. We typically have experienced weaker demand for our products and services in the first fiscal quarter ending January 31, primarily as a result of the number of holidays in late November, December and early January, the development of annual capital budgets by our customers during that period, and a general industry slowdown during that period.

        We cannot predict if these historical seasonal trends will continue or worsen in the future, particularly in light of the economic downturn of the past two years. For instance, due to the economic downturn in the communications equipment and services market during fiscal 2001 and 2002, this historical trend of seasonality was not evident during these two fiscal years.

The regulatory environment in which we operate is changing.

        The communications equipment industry is subject to regulation in the United States and other countries. Our business is dependent upon the continued growth of the telecommunications industry in the United States and globally. Federal and state regulatory agencies regulate most of our United States customers. In early 1996, the United States Telecommunications Act of 1996 was enacted. The Telecommunications Act lifted certain restrictions on the ability of companies, including the Regional Bell Operating Companies and other of our customers, to compete with one another. The Telecommunications Act also made other significant changes in the regulation of the telecommunications industry. These changes generally have increased our opportunities to provide solutions for our customers' Internet, data, video and voice needs.

        The established telecommunications providers have stated that some of these changes have diminished the profitability of additional investments made by them in their business, which reduces their demand for our products, because they are required to share portions of their networks with competitors, a practice known as "unbundling." During the quarter ended January 31, 2003, the Federal Communications Commission released their adoption of a Report and Order concerning incumbent local exchange carriers' network unbundling obligations. The FCC essentially kept in place the carriers' current unbundling obligations (known as "UNE-P"), with respect to the carriers' existing network infrastructure, and ruled not to require the unbundling of certain network elements in next generation hybrid and fiber networks. In August 2003 the FCC issued its final rules on unbundling obligations, and it is too early to predict what impact this ruling may have on capital spending by telecommunications service providers. It is also likely that portions of this ruling will be subjected to legal challenges by various constituents within the telecommunications industry. Overall, we do not anticipate that this decision will result in increased capital spending by the incumbent carriers or insurgent competitors in the near term.

        Future regulatory changes affecting the communications industry are anticipated both in the United States and internationally. These changes could negatively affect our customers and reduce demand for our products. In addition, competition in our markets could intensify as the result of changes to existing regulations or new regulations. Accordingly, changes in the regulatory environment could adversely affect our business and results of operations.

Customer payment defaults could have an adverse effect on our financial condition and results of operations.

        As a result of adverse conditions in the telecommunications market, some of our customers have and may continue to experience serious financial difficulties, which in some cases have resulted or may result in bankruptcy filings or cessation of operations. In the future, if customers experiencing financial problems default and fail to pay amounts owed to us, we may not be able to collect these amounts and recognize expected revenue. In the current environment in the telecommunications equipment industry and the United States and global economy, it is possible that customers from whom we expect to derive substantial revenue will default or that the level of defaults will increase. Any material payment defaults by our customers would have an adverse effect on our results of operations and financial condition.

        We also have provided financing to some of our customers for purchases of our equipment. Many of our competitors engage in similar financing transactions in order to obtain customer orders. To remain competitive, we believe that it may be necessary for us to continue to offer financing arrangements in the future. We intend under certain circumstances to sell all or a portion of these commitments and outstanding receivables to third parties. In the past, we have sold some receivables with recourse and have had to compensate the purchaser for the loss.

        Our ability to collect on these financing arrangements is contingent on the financial health of the companies to which we extend credit. The condition of these companies is affected by many factors, including, among others, general conditions in the communications equipment and services industry, general economic conditions and changes in telecommunications regulations. We may experience credit losses that could adversely affect our operating results and financial condition.

Conditions in global markets could affect our operations.

        Our non-United States sales accounted for approximately 27% of our net sales in fiscal 2002 and 29% of our net sales in fiscal 2001. We expect non-United States sales to increase as a percentage of net sales in the future. We also operate sales and distribution facilities in numerous countries. Due to our non-United States sales and our non-United States operations, we are subject to the risks of conducting business globally. These risks include:

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  local economic and market conditions;

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  political and economic instability;

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  unexpected changes in or impositions of legislative or regulatory requirements;

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  fluctuations in the exchange rate of the United States dollar;

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  tariffs and other barriers and restrictions;

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  longer payment cycles;

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  difficulties in enforcing intellectual property and contract rights;

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  greater difficulty in accounts receivable collection;

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  potentially adverse taxes; and

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  the burdens of complying with a variety of non-United States laws and telecommunications standards.

        We also are subject to general geopolitical risks, such as terrorism, political and economic instability and changes in diplomatic and trade relationships.

        Instability in non-United States markets, particularly in the Middle East, Asia and Latin America, could have a negative impact on our business, financial condition and operating results. The aftermath of the war in Iraq and other turmoil in the Middle East also may have negative effects on the operating results of some of our businesses, especially those located in Israel. Also, the effect of Severe Acute Respiratory Syndrome, or SARS, could adversely affect our business in Asia. In addition to the effect of global economic instability on non-United States sales, sales to United States customers having significant non-United States operations could be impacted negatively by these conditions.

Our intellectual property rights may not be adequate to protect our business.

        Our future success depends in part upon our proprietary technology. Although we attempt to protect our proprietary technology through patents, trademarks, copyrights and trade secrets, these protections are limited. Accordingly, we cannot predict whether such protection will be adequate, or whether our competitors can develop similar technology independently without violating our proprietary rights.

        Also, rights that may be granted under any patent application in the future may not provide competitive advantages to us. Intellectual property protection in foreign jurisdictions may be limited or unavailable. In addition, many of our competitors have substantially larger patent portfolios than we do.

We face intellectual property litigation and infringement claims that could be costly to defend and result in our loss of significant rights.

        As the competition in the communications equipment industry increases and the functionality of the products in this industry further overlaps, we believe that companies in the communications equipment industry are becoming increasingly subject to infringement claims. We have received and may continue to receive notices from third parties, including some of our competitors, claiming that we are infringing third-party patents or other proprietary rights. We cannot predict whether we will prevail in any litigation over third-party claims, or whether we will be able to license any valid and infringed patents on commercially reasonable terms. It is possible that unfavorable resolution of such litigation could have a material adverse effect on our business, results of operations or financial condition. Any of these claims, whether with or without merit, could result in costly litigation, divert our management's time, attention and resources, delay our product shipments or require us to enter into royalty or licensing agreements, which could be expensive. A third party may not be willing to enter into a royalty or licensing agreement on acceptable terms, if at all. If a claim of product infringement against us is successful and we fail to obtain a license or develop or license non-infringing technology, our business, financial condition and operating results could be affected adversely.

If we seek to secure additional financing, we may not be able to obtain it. Also, if we are able to secure additional financing, our shareowners may experience dilution of their ownership interest or we may be subject to limitations on our operations.

        We currently anticipate that our available cash resources, which include existing cash and cash equivalents, will be sufficient to meet our anticipated needs for working capital and capital expenditure for the foreseeable future. If our estimates are incorrect and we are unable to generate sufficient cash flows from operations to meet our anticipated needs for working capital and capital expenditures, we may need to raise additional funds to develop new or enhanced products, respond to competitive pressures, take advantage of acquisition opportunities or raise capital for strategic purposes. Commercial bank financing is not available at this time to us or to many companies in our industry, and we currently have no sources of committed capital. If we raise additional funds through the issuance of equity or equity-related securities, our shareowners may experience dilution of their ownership interests, and the newly issued securities may have rights superior to those of common stock. If we raise additional funds by issuing debt, we may be subject to restrictive covenants that could limit our operating flexibility.

        A substantial number of shares of our common stock have been reserved for issuance upon conversion of our outstanding convertible unsecured subordinated notes, the exercise of the warrants issued in a hedging transaction relating to the notes, and under our stock option plans and employee stock purchase plan. After taking into account these share reservations, we have approximately 10 million shares available for future issuances. In order to issue more than this number of shares, we would need to obtain approval by our shareowners of an amendment to our articles of incorporation increasing the number of authorized shares. The limitation on new share issuances could adversely affect our ability to engage in future equity financing transactions or acquisition transactions using our common stock as consideration.

We are dependent upon key personnel.

        Like all technology companies, our success is dependent on the efforts and abilities of our employees. Our ability to attract, retain and motivate skilled employees is critical to our success. In addition, because we may acquire one or more businesses in the future, our success will depend, in part, upon our ability to retain and integrate our own personnel with personnel from acquired entities who are necessary to the continued success or the successful integration of the acquired businesses.

        Our recent initiatives to focus our business on core operations and products by restructuring and streamlining operations, including substantial reductions in our workforce, have created uncertainty on the part of our employees regarding future employment with us. In addition, our workforce reductions have generally resulted in broader responsibilities for certain individual employees and managers, often without commensurate increases in base compensation. These factors, together with our operating losses and lower stock price, may have an adverse effect on our ability to retain and attract key personnel.

Shifts in our product mix may result in declines in gross profit, as a percentage of net sales.

        Our gross profit, as a percentage of net sales, varies among our product groups. Our overall gross profit, as a percentage of net sales, has fluctuated from quarter to quarter as a result of shifts in product mix, the introduction of new products, decreases in average selling prices and our ability to reduce manufacturing costs. We expect such fluctuation in gross profit to continue in the future.

Product defects could cause us to lose customers and revenue or to incur unexpected expenses.

        If our products do not meet our customers' performance requirements, our customer relationships may suffer. Also, our products may contain defects in design or manufacture. Any failure or poor performance of our products could result in:

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  delayed market acceptance of our products;

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  delayed product shipments;

  •
  unexpected expenses and diversion of resources to replace defective products or identify the source of errors and to correct them;

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  damage to our reputation;

  •
  delayed or lost revenue; and

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  product liability claims.

        Our products are often critical to the performance of communication systems. Many of our supply agreements contain limited warranty provisions. If these contractual limitations are unenforceable in a particular jurisdiction or if we are exposed to product liability claims that are not covered by insurance, a successful claim could harm our business.

We may encounter difficulties obtaining raw materials and supplies needed to make our products.

        Our ability to produce our products is dependent upon the availability of certain raw materials and supplies. The availability of these raw materials and supplies is subject to market forces beyond our control. From time to time there may not be sufficient quantities of raw materials and supplies in the marketplace to meet the customer demand for our products. In addition, the costs to obtain these raw materials and supplies are subject to price fluctuations because of market demand. Many companies utilize the same raw materials and supplies in the production of their products as we use in our products. Companies with more resources than our own may have a competitive advantage in obtaining raw materials and supplies due to greater buying power. Reduced supply and higher prices of raw materials and supplies may affect our business, operating results and financial condition adversely.

        In addition, we have increased our reliance on the use of contract manufacturers to make our products on our behalf. We estimate that products made by contract manufacturers accounted for approximately 33% of our net sales in fiscal 2002. If these contract manufacturers do not fulfill their obligations to us, or if we do not properly manage these relationships, our existing customer relationships may suffer. We intend to outsource additional functions in the future.

We are subject to risks associated with changes in security prices, interest rates and foreign exchange rates.

        We face market risks from changes in security prices and interest rates. Market fluctuations could affect our results of operations and financial condition adversely. At times, we reduce this risk through the use of derivative financial instruments. However, we do not enter into derivative instruments for the purpose of speculation.

        Also, we are exposed to market risks from changes in foreign exchange rates. To mitigate this risk, we have instituted a balance sheet hedging program. The objective of this program is to protect our net monetary assets and liabilities in non-functional currencies from fluctuations due to movements in foreign exchange rates. We attempt to minimize exposure to currencies in which hedging instruments are unavailable or prohibitively expensive by managing our operating activities and net assets position.

We have been named as a defendant in securities and other litigation.

        We are the defendant in a lawsuit that purports to represent a class of purchasers of our common stock during the period from August 17, 2000 to March 28, 2001. The complaint alleges that we violated the securities laws by making false and misleading statements about our financial performance and business prospects.

        We have been named as a defendant in three lawsuits alleging breach of fiduciary duties under ERISA. These claims have been brought by individuals who seek to represent a class of participants in our Retirement Savings Plan who purchased our common stock as one of the investment alternatives under the plan.

        We believe that all of the above lawsuits are without merit and intend to defend these actions vigorously. However, litigation is by its nature uncertain and unfavorable resolutions of these lawsuits could materially adversely affect our business, results of operations or financial condition.

        We are a party to various other lawsuits, proceedings and claims arising in the ordinary course of business or otherwise. The amount of monetary liability resulting from an adverse result in many of such lawsuits, proceedings or claims cannot be determined at this time. Although we have established reserves for the cost and potential exposure of these legal actions, litigation by its nature is uncertain. Therefore, it is possible that unfavorable resolutions of these lawsuits, proceedings and claims could exceed the amount currently reserved and could have a material adverse affect on our business, results of operations or financial condition.

Risks Related to Our Common Stock

Our stock price is volatile.

        Based on the trading history of our common stock and the nature of the market for publicly traded securities of companies in our industry, we believe that some factors have caused and are likely to continue to cause the market price of our common stock to fluctuate substantially. The fluctuations could occur from day-to-day or over a longer period of time. The factors that may cause such fluctuations include:

  •
  announcements of new products and services by us or our competitors;

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  quarterly fluctuations in our financial results or the financial results of our competitors or our customers;

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  customer contract awards to us or our competitors;

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  increased competition with our competitors or among our customers;

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  consolidation among our competitors or customers;

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  disputes concerning intellectual property rights;

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  our financial health, or the financial health of our competitors or our customers;

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  developments in telecommunications regulations;

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  general conditions in the communications equipment industry; and

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  general economic conditions.

        In addition, communications equipment company stocks in the past have experienced significant price and volume fluctuations that are often unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of our common stock.

We have not in the past and do not intend in the foreseeable future to pay cash dividends on our common stock.

        We currently do not pay any cash dividends on our common stock and do not anticipate paying any cash dividends on our common stock in the foreseeable future. We intend to retain future earnings, if any, to finance our operations and for general corporate purposes.

Anti-takeover provisions in our charter documents, our shareowner rights plan and Minnesota law could prevent or delay a change in control of our company.

        Provisions of our articles of incorporation and bylaws, our shareowner rights plan (also known as a "poison pill") and Minnesota law may discourage, delay or prevent a merger or acquisition that a shareowner may consider favorable and may limit the market price for our common stock. These provisions include the following:

  •
  advance notice requirements for shareowner proposals;

  •
  authorization for our Board of Directors to issue preferred stock without shareowner approval;

  •
  authorization for our Board of Directors to issue preferred stock purchase rights upon a third party's acquisition of 15% or more of our outstanding shares of common stock; and

  •
  the limitation of business combinations with interested shareowners.

        Some of these provisions may discourage a future acquisition of our company even though our shareowners would receive an attractive value for their shares or a significant number of our shareowners believed such a proposed transaction would be in their best interest.

Risks Related to the Notes

The notes are subordinated, and there are no financial covenants in the indenture. We may be unable to repay our obligations under the notes.

        The notes are our general unsecured obligations and are subordinated in right of payment to any of our future senior indebtedness. In the event of our bankruptcy, liquidation or reorganization, or upon acceleration of the notes due to an event of default under the indenture and in certain other events, including covenant defaults on our designated senior indebtedness, our assets will be available to pay obligations on the notes only after all senior indebtedness has been paid. As a result, there may not be sufficient assets remaining to pay amounts due on any or all of the outstanding notes. In addition, we will not make any payments on the notes in the event of payment defaults or other specified defaults on future senior indebtedness.

        Neither we nor our subsidiaries are restricted from incurring additional debt, including senior indebtedness, under the indenture. If we incur additional debt or liabilities, our ability to pay our obligations on the notes could be adversely affected. We expect that we will from time to time incur additional indebtedness and other liabilities. In addition, we are not restricted from paying dividends or issuing or repurchasing our securities under the indenture.

        There are no financial covenants in the indenture. You are not protected under the indenture in the event of a highly leveraged transaction or change in control of our company, except to the extent that we purchase the notes at your option upon a change in control, as described in the indenture.

The notes are effectively subordinated to the obligations of our subsidiaries.

        In addition to the formal subordination provisions of the notes, the notes are effectively subordinated to all liabilities of our subsidiaries, to the extent of their assets, since they are separate and distinct legal entities with no obligation to pay any amounts due on the notes or to provide us with funds to enable us to meet our payment obligations, whether by dividends, distributions, loans or other payments. We conduct a substantial portion of our operations through subsidiaries. Our subsidiaries may incur additional obligations in the future and the indenture will not impose any restrictions on the incurrence of such obligations.

We may be unable to meet the requirements under the indenture to purchase your notes upon a change in control.

        Upon certain types of a change in control (as defined in the indenture), you may require us to purchase all or a portion of your notes. If such a change in control were to occur, we might not have enough funds to pay the purchase price for all tendered notes. The indenture will permit us to issue shares of common stock to satisfy this obligation, but we may not have sufficient authorized shares to do so.

        Future credit agreements or other agreements relating to our indebtedness might prohibit the redemption or repurchase of the notes and provide that a change in control constitutes an event of default. If a change in control occurs at a time when we are prohibited from purchasing the notes, we could seek the consent of our lenders to purchase the notes or could attempt to refinance this debt. If we do not obtain a consent, we could not purchase the notes. Our failure to purchase tendered notes would constitute an event of default under the indenture, which might constitute a default under the terms of our other debt. In such circumstances, or if a change in control would constitute an event of default under our senior indebtedness, the subordination provisions of the indenture would possibly limit or prohibit payments to you.

        The term "change in control" is limited to certain specified transactions and may not include other events that might harm our financial condition or impair the value of your notes. Our obligation to offer to purchase the notes upon a change in control would not necessarily afford you protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

A market may not develop for the notes.

        Prior to the offering of the notes, there had been no trading market for the notes. At the time of the original issuance of the notes in June 2003, the initial purchasers of the notes advised us that they intended to make a market in the notes. However, the initial purchasers are not obligated to make a market and may discontinue this market-making activity at any time without notice. In addition, market making activity by the initial purchasers will be subject to the limits imposed by the Securities Act and the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As a result, a market for the notes may not develop or, if one does develop, it may not be maintained. If an active market for the notes fails to develop or be sustained, the trading price of the notes could decline significantly. The notes will not be listed on any securities exchange or quoted on The NASDAQ National Market and will only be traded on the over-the-counter market.

The price of our common stock, and therefore the price of the notes, may fluctuate significantly. This may make it difficult for holders to resell the notes or the common stock issuable upon conversion of the notes when desired or at attractive prices.

        Prior to electing to convert notes, you should compare the price at which our common stock is trading in the market to the conversion price of the notes. Our common stock trades on The NASDAQ National Market under the symbol "ADCT". On October 2, 2003, the last reported sale price of our common stock on NASDAQ was $2.47 per share. The initial conversion price of the notes is $4.013 per share.

        There have been previous quarters in which we have experienced shortfalls in revenue and earnings from levels expected by securities analysts and investors, which have had an immediate and significant adverse effect on the trading price of our common stock. The market prices of our securities are subject to significant fluctuations in response to the factors set forth above and other factors, many of which are beyond our control. Such fluctuations, as well as economic conditions generally, may adversely affect the market price of our securities, including our common stock and the notes.

        In addition, the stock market in recent years has experienced extreme price and trading volume fluctuations that often have been unrelated or disproportionate to the operating performance of individual companies. These broad market fluctuations may adversely affect the price of our stock, regardless of our operating performance. Because the notes are convertible into shares of our common stock, volatility or depressed prices for our common stock could have a similar effect on the trading price of the notes. Holders who receive common stock on conversion also will be subject to the risk of volatility and depressed prices of our common stock. If our common stock price is less than $1 per share for a sustained period of time, it could be delisted from The NASDAQ National Market, which could reduce demand for our stock.

        Sales of substantial amounts of shares of our common stock in the public market after this offering, or the perception that those sales may occur, could cause the market price of our common stock to decline. Because the notes are convertible into common stock only at a conversion price in excess of the recent trading price, such a decline in our common stock price may cause the value of the notes to decline.

We have significantly increased our leverage as a result of the sale of the notes.

        In connection with the sale of the notes, we incurred $400 million of indebtedness. As a result of this indebtedness, our interest payment obligations increased. The degree to which we will be leveraged could materially and adversely affect our ability to obtain financing for working capital, acquisitions or other purposes and could make us more vulnerable to industry downturns and competitive pressures. Our ability to meet our debt service obligations will be dependent upon our future performance, which will be subject to financial, business and other factors affecting our operations, many of which are beyond our control.

Hedging transactions and other transactions may affect the value of the notes.

        We have entered into convertible note hedge and warrant transactions with respect to our common stock, the exposure for which were held at the time the notes were issued by Banc of America Securities LLC or one of its affiliates and Credit Suisse First Boston International, an affiliate of Credit Suisse First Boston LLC. The convertible note hedge and warrant transactions are expected to reduce the potential dilution from conversion of the notes and effectively increase the conversion price to us. These transactions may subject us to certain risks depending upon the creditworthiness of the counterparty.

        In connection with these hedging arrangements, Banc of America Securities LLC or one of its affiliates and Credit Suisse First Boston International, an affiliate of Credit Suisse First Boston LLC, have taken or will take positions in our common stock in secondary market transactions and/or have entered or will enter into various derivative transactions at or after the pricing of the notes. Such hedging arrangements could increase the price of our common stock. Such counterparties, or any transferee of any of their positions, is likely to modify its hedge positions from time to time prior to conversion or maturity of the notes by purchasing and selling shares of our common stock, our other securities or other instruments they may wish to use in connection with such hedging.

        We cannot assure you that such activity will not adversely affect the market price of our common stock. In addition, the existence of the notes may encourage short selling in our common stock by market participants, which could depress the price of our common stock.

The notes may not be rated or may receive a lower rating than anticipated.

        We believe it is unlikely that the notes will be rated. However, if one or more rating agencies rates the notes and assigns the notes a rating lower than the rating expected by investors, or reduces their rating in the future, the market price of the notes and our common stock would be harmed.

RATIO OF EARNINGS TO FIXED CHARGES

        The ratio of earnings to fixed charges for each of the periods indicated is as follows:

        The following table sets forth the ratios of earnings to fixed charges of the Company and the deficiency of earnings to fixed charges for the periods indicated (deficiency stated in millions):

	Nine Months Ended July 31		Fiscal Year Ended October 31
	2003	2002	2002	2001	2000	1999	1998
Ratio of Earnings to Fixed Charges—Displayed	—	—	—	—	185.9x	12.6x	90.5x
Deficiency of Earnings to Fixed Charges	$86.0	$493.9	$879.6	$1,911.0	—	—	—

        We have calculated our ratio of earnings to fixed charges as follows: Earnings consist of pre-tax income or loss from continuing operations less our loss from equity investees plus fixed charges. Fixed charges consist of (i) interest expense and (ii) the estimated interest expense within operating lease rental expense. A copy of the calculation of the ratio of earnings to fixed charges is available upon your request.

        There were insufficient earnings available to cover fixed charges for the years ended October 31, 2001 and 2002 and for the nine month periods ended July 31, 2002 and 2003. As a result, the ratio of earnings to fixed charges was less than 1.0 for these periods. The deficiencies of earnings to fixed charges for these periods are indicated in the table above.

DESCRIPTION OF NOTES

        We issued the notes under an indenture dated as of June 4, 2003, between us and U.S. Bank National Association, as trustee, and subject to a registration rights agreement dated as of June 4, 2003, among us and the initial purchasers of the notes. The following summarizes some, but not all, provisions of the notes, the indenture and the registration rights agreement. We urge you to read the indenture, the certificates evidencing the notes and the registration rights agreement because those documents, and not this description, define your rights as a holder of the notes. A copy of the form of indenture, the forms of certificates evidencing each series of notes and the registration rights agreement is available to you upon request.

        In this section of the offering circular entitled "Description of the Notes," when we refer to "ADC," "we," "our," or "us," we are referring to ADC Telecommunications, Inc., and not any of our subsidiaries.

General

        The notes are general unsecured obligations of ADC and are subordinate in right of payment as described under "—Subordination of Notes." The notes are convertible into common stock as described under "—Conversion of Notes." The fixed rate notes are not subject to redemption at our option; the floating rate notes are subject to redemption at our option as described under "—Optional Redemption by ADC." The aggregate principal amount of the fixed rate notes is $200 million and the aggregate principal amount of the floating rate notes is $200 million. The notes are issued only in denominations of $1,000 or in integral multiples of $1,000. Upon registration of the resale of the notes pursuant to the registration rights agreement, the indenture will be subject to and governed by the Trust Indenture Act of 1939.

        The fixed rate notes will mature on June 15, 2008 and the floating rate notes will mature on June 15, 2013, in each case, unless earlier converted, redeemed or purchased by us at your option upon a change in control. If the maturity date falls on a day that is not a business day, we will pay the principal and interest on the next succeeding business day. The payment made on the next succeeding business day will be treated as though it had been made on the original due date and no interest will accrue on the payment for the additional period of time. Neither we nor our subsidiaries are restricted from paying dividends, incurring debt, including senior indebtedness, or issuing or repurchasing our securities under the indenture. In addition, there are no financial covenants in the indenture. You are not protected under the indenture in the event of a highly leveraged transaction or a change in control of ADC, except to the extent described under "—Purchase of Notes at Your Option Upon a Change in Control." If we incur additional debt or liabilities, our ability to pay our obligations on the notes could be adversely affected. The notes are issued only in fully-registered book-entry form, without coupons, and are represented by one or more global notes registered in the name of The Depository Trust Company, or DTC, except under the limited circumstances described below under "—Book-Entry, Delivery and Form." Principal of and interest on the notes are payable, and transfers of the notes are registrable, only through DTC.

Interest

        The fixed rate notes bear interest at a rate of 1.0% per annum. The floating rate notes bear interest at an annual rate equal to 6-month LIBOR, reset on each interest payment date, plus 0.375%. The initial interest rate on the floating rate notes until the first interest payment date on December 15, 2003 is 1.59625%. Interest payments for all the notes include accrued interest from and including June 4, 2003 or from and including the last date in respect of which interest has been paid or provided for, as the case may be, to but excluding the interest payment date or the date of maturity, as the case may be.

        We pay interest semiannually on June 15 and December 15 of each year, beginning December 15, 2003, to the holders of record at the close of business on the preceding June 1 and December 1, respectively. We will pay interest payable at maturity to the person to whom the principal is paid. There are two exceptions to the preceding paragraph:

  •
  In general, we will not pay accrued and unpaid interest on any notes that are converted into our common stock. Instead, accrued interest will be deemed paid by the common stock received by holders on conversion. If a holder of notes converts after a record date for an interest payment but prior to the corresponding interest payment date, the holder will receive on that interest payment date accrued and unpaid interest on those notes, notwithstanding the holder's conversion of those notes prior to that interest payment date, because that holder will have been the holder of record on the corresponding record date. However, at the time that holder surrenders notes for conversion, the holder must pay to us an amount equal to the amount of interest that the holder will receive on the related interest payment date. The preceding sentence does not apply, however, if (1) we have specified a redemption date that is after a record date for an interest payment but on or prior to the corresponding interest payment date or (2) any overdue interest exists at the time of conversion with respect to the notes converted, in which case the holder will not be required to pay us for the amount of the interest payment that the holder will receive that represents overdue interest, but will be required to pay us for the amount of the interest payment that the holder will receive that represents payment of interest that is not overdue. Accordingly, under those circumstances, a holder of notes who chooses to convert those notes on a date that is after a record date, but prior to the corresponding interest payment date, will not be required to pay us, at the time that holder surrenders those notes for conversion, the amount of interest the holder will receive on the interest payment date or, in the case of (2) above, the amount of the interest payment that the holder will receive that represents overdue interest.

  •
  We will pay interest to a person other than the holder of record on the record date if we redeem, or holders elect to require us to repurchase, the notes on a date that is after a record date but on or prior to the corresponding interest payment date. In this instance, we will pay accrued and unpaid interest on the notes being redeemed or repurchased to, but not including, the redemption or repurchase date to the same person to whom we pay the principal of those notes.

        Interest on the fixed rate notes is computed on the basis of a 360-day year comprised of twelve 30-day months. Interest on the floating rate notes is calculated on the basis of a 360-day year using the actual number of days elapsed from and including an interest payment date to but excluding the next succeeding interest payment date. We are not required to make any payment on the notes due on any day which is not a business day until the next succeeding business day. The payment made on the next succeeding business day will be treated as though it had been made on the original due date and no interest will accrue on the payment for the additional period of time.

6-month LIBOR

        The interest rate for the floating rate notes will be reset by a calculation agent appointed by us (initially U.S. Bank National Association) on each interest payment date, commencing December 15, 2003. To do so, the calculation agent will determine 6-month LIBOR on the second London banking day preceding the related interest payment date, which we refer to as the LIBOR determination date, and then add 0.375% to it.

        "6-month LIBOR" means:

           (a)  the rate for six-month deposits in United States dollars commencing on the related interest payment date, that appears on the Moneyline Telerate Page 3750 as of 11:00 a.m., London time, on the LIBOR determination date; or

           (b)  if no rate appears on the particular LIBOR determination date on the Moneyline Telerate Page 3750, the rate calculated by the calculation agent as the arithmetic mean (rounded, if necessary, to the nearest one thousandth of a percentage point, with five one-ten thousandths of a percentage point rounded upwards) of at least two offered quotations obtained by the calculation agent after requesting the principal London offices of each of four major reference banks in the London interbank market to provide the calculation agent with its offered quotation for deposits in United States dollars for the period of six months, commencing on the related interest payment date, to prime banks in the London interbank market at approximately 11:00 a.m., London time, on that LIBOR determination date and in a principal amount that is representative for a single transaction in United States dollars in that market at that time; or

           (c)  if fewer than two offered quotations referred to in clause (b) are provided as requested, the rate calculated by the calculation agent as the arithmetic mean (rounded, if necessary, to the nearest one thousandth of a percentage point, with five one-ten thousandths of a percentage point rounded upwards) of the rates quoted at approximately 11:00 a.m., New York time, on the particular LIBOR determination date by three major banks in The City of New York selected by the calculation agent for loans in United States dollars to leading European banks for a period of six months and in a principal amount that is representative for a single transaction in United States dollars in that market at that time; or

           (d)  if the banks so selected by the calculation agent are not quoting as mentioned in clause (c), 6-month LIBOR in effect on the preceding LIBOR determination date (1.59625% per annum in the case of the reset on December 15, 2003).

        "Moneyline Telerate Page 3750" means the display on Moneyline Telerate (or any successor service) on such page (or any other page as may replace such page on such service) for the purpose of displaying the London interbank rates of major banks for United States dollars.

        "London banking day" means a day on which commercial banks are open for business, including dealings in United States dollars, in London.

Conversion of Notes

        You will have the right, at your option, in whole or in part, to convert your notes into shares of our common stock at any time prior to maturity at the conversion price of $4.013 per share (equivalent to a conversion rate of approximately 249.1901 shares per $1,000 principal amount of notes), subject to the adjustments described below. You may convert notes only in principal amounts of $1,000 and integral multiples of $1,000.

        Except as described above under "Interest" and below, we will not make any payment or other adjustment for accrued interest or dividends on any common stock issued upon conversion of the notes.

        Upon conversion of the notes into common stock, you will receive, in addition to the common stock, the rights under our Second Amended and Restated Rights Agreement or any future rights plan, unless, prior to any conversion, the rights have separated from the common stock, in which case the conversion rate will be adjusted at the time of separation as if we made a distribution to all holders of our common stock as described in clause (4) below. Our Second Amended and Restated Rights Agreement and the rights under it are described below under "Description of Capital Stock—

Anti-Takeover Provisions of Minnesota Law and Our Charter Documents; Rights Agreement—Rights Agreement."

        We will not issue fractional shares of common stock upon conversion of notes. Instead, we will pay cash for the fractional amount based upon the last reported sale price of our common stock on the trading day prior to the date of conversion.

        If the notes are subject to purchase following a change in control, your conversion rights on the notes subject to purchase will expire at the close of business on the last business day before the purchase date or such earlier date as you present the notes for purchase, unless we default in the payment of the purchase price, in which case your conversion right will terminate at the close of business on the date the default is cured and we purchase the notes. If you have submitted your notes for purchase upon a change in control, you may only convert your notes if you withdraw your election in accordance with the indenture.

        Your conversion rights on any notes called for redemption will expire at the close of business on the last business day before the redemption date, unless we default in the payment of the redemption price, in which case your conversion right will terminate at the close of business on the date the default is cured and we redeem the notes.

        To convert a note you must complete the conversion notice on the back of the note and deliver it, together with the note, to the office or agency maintained by us for this purpose in The City of New York, which will initially be the office of the trustee. In addition, if there is any tax or duty that is payable as the result of any transfer involved in the issuance or delivery of those shares in a name other than your own, you must pay the amount of that tax or duty. The notes will be deemed to have been converted immediately prior to the close of business on the date on which you have satisfied all of the foregoing requirements and a certificate representing the shares of common stock into which your notes have been converted will be delivered to you as soon as practicable after that date.

        When we have delivered the shares of common stock issued on conversion of your notes, together with any cash payment in lieu of a fractional share and any required interest payment, we will have satisfied all of our obligations with respect to the converted notes in full.

        The conversion price will be adjusted upon the occurrence of:

          (1)   the issuance of shares of our common stock as a dividend or distribution on our common stock;

          (2)   the subdivision or combination of our outstanding common stock;

          (3)   the issuance to all or substantially all holders of our common stock of rights or warrants entitling them for a period of not more than 60 days to subscribe for or purchase our common stock, or securities convertible into our common stock, at a price per share or a conversion price per share less than the then current market price per share, provided that the conversion price will be readjusted to the extent that such rights or warrants are not exercised prior to the expiration;

          (4)   the distribution to all or substantially all holders of our common stock of shares of our capital stock, evidences of indebtedness or other assets, or rights or warrants, excluding:

      •
      dividends, distributions and rights or warrants referred to in clause (1) or (3) above; and

      •
      dividends or distributions exclusively in cash referred to in clause (5) below;

          (5)   the dividend or distribution to all or substantially all holders of our common stock of all-cash distributions in an aggregate amount that together with (a) any cash and the fair market value of any other consideration payable in respect of any tender offer by us or any of our subsidiaries for our common stock consummated within the preceding 12 months not triggering a conversion price adjustment and (b) all other all-cash distributions to all or substantially all holders of our common stock made within the preceding 12 months not triggering a conversion price adjustment, exceeds an amount equal to 10% of our market capitalization on the business day immediately preceding the day on which we declare such distribution; and

          (6)   the purchase of our common stock pursuant to a tender offer made by us or any of our subsidiaries to the extent that the same involves aggregate consideration that together with (a) any cash and the fair market value of any other consideration payable in respect of any tender offer by us or any of our subsidiaries for our common stock consummated within the preceding 12 months not triggering a conversion price adjustment and (b) all-cash distributions to all or substantially all holders of our common stock made within the preceding 12 months not triggering a conversion price adjustment, exceeds an amount equal to 10% of our market capitalization on the expiration date of such tender offer.

        We will not make any adjustment if holders of notes may participate in the transactions described above without converting.

        In the event of

  •
  any reclassification of our common stock;

  •
  a consolidation, merger or combination involving ADC; or

  •
  a sale or conveyance to another person of all or substantially all of our assets;

in which holders of our outstanding common stock would be entitled to receive stock, other securities, other property, assets or cash for their common stock, holders of notes will generally be entitled to convert their notes into the same type of consideration that they would have been entitled to receive had they converted the notes into common stock immediately prior to the event. This calculation will be based on the assumption that the holder would not have exercised any rights of election that the holder would have had as a holder of common stock to select a particular type of consideration.

        There is no precise, established definition of the term "all or substantially all of our assets" under applicable law and accordingly, there may be uncertainty as to whether the foregoing provision would apply to a sale or lease of less than all of our assets.

        No adjustment in the conversion price will be required unless it would result in a change in the conversion price of at least one percent. Any adjustment not made will be taken into account in subsequent adjustments. Except as stated above, we will not adjust the conversion price for the issuance of our common stock or any securities convertible into or exchangeable for our common stock or the right to purchase our common stock or any such convertible or exchangeable securities.

        We are permitted to reduce the conversion price of the notes by any amount for a period of at least 20 days if our board of directors determines that such reduction would be in our best interest. Any such determination by our board will be conclusive. We may also reduce the conversion price to avoid or diminish income tax to holders of our common stock in connection with a dividend or distribution of stock or similar event. We are required to give at least 15 days' prior notice of any reduction in the conversion price. We have agreed not to reduce the conversion price of the notes to a level that would result in the issuance or potential issuance of common stock in amounts that would require approval by our shareholders under NASDAQ rules, unless we obtain shareholder approval prior to such reduction in the conversion price.

        You may, in some circumstances, be deemed to have received a distribution or dividend subject to United States federal income tax as a result of an adjustment or the nonoccurrence of an adjustment to the conversion price. See "United States Federal Income Tax Considerations."

Subordination of Notes

        The payment of the principal of, premium, if any, interest and additional interest, if any, on the notes is subordinated to the prior payment in full, in cash or other payment satisfactory to the holders of the senior indebtedness, of all existing and future senior indebtedness. If we dissolve, wind up, liquidate or reorganize, or if we are the subject of any bankruptcy, insolvency, receivership or similar proceedings, we will pay the holders of senior indebtedness in full in cash or other payment satisfactory to the holders of the senior indebtedness before we pay the holders of the notes. If the notes are accelerated because of an event of default we must pay the holders of senior indebtedness in full all amounts due and owing to them before we pay the note holders. The indenture will require that we must promptly notify holders of senior indebtedness if payment of the notes is accelerated because of an event of default under the indenture.

        We may not make any payment on the notes or purchase or otherwise acquire the notes if:

  •
  a default in the payment of any designated senior indebtedness occurs and is continuing beyond any applicable period of grace; or

  •
  any other default on designated senior indebtedness occurs and is continuing that permits holders of the designated senior indebtedness to accelerate its maturity and the trustee receives a payment blockage notice from us or any other person permitted to give such notice under the indenture.

        We are required to resume payments on the notes:

  •
  in case of a payment default, upon the date on which such default is cured or waived or ceases to exist; and

  •
  in case of a nonpayment default, the earlier of the date on which such nonpayment default is cured or waived or ceases to exist or 179 days after the date on which the payment blockage notice is received.

        No new period of payment blockage may be commenced for a default unless 365 days have elapsed since the effectiveness of the immediately prior payment blockage notice.

        No nonpayment default that existed or was continuing on the date of delivery of any payment blockage notice shall be the basis for a subsequent payment blockage notice.

        As a result of these subordination provisions, in the event of our bankruptcy, dissolution or reorganization, holders of senior indebtedness may receive more, ratably, and holders of the notes may receive less, ratably, than our other creditors. These subordination provisions will not prevent the occurrence of any event of default under the indenture.

        If either the trustee or any holder of notes receives any payment or distribution of our assets in contravention of these subordination provisions before all senior indebtedness is paid in full, then such payment or distribution will be held by the recipient in trust for the benefit of holders of senior indebtedness to the extent necessary to make payment in full of all senior indebtedness remaining unpaid.

        As of July 31, 2003 we had $17.8 million of senior indebtedness outstanding.

        In addition, we conduct a substantial portion of our operations through subsidiaries. As a result, our cash flow and our ability to service our debt, including the notes, depend in part on the earnings of those subsidiaries and the distribution of earnings, loans or other payments by those subsidiaries to us. Our subsidiaries are separate and distinct legal entities with no obligation to pay any amounts due on the notes or to provide us with funds to enable us to meet our payment obligations, whether by dividends, distributions, loans or other payments. Any payment of dividends, distributions, loans or advances by our subsidiaries will be contingent on our subsidiaries' earnings and could be subject to contractual or statutory restrictions. Our right to receive any assets of any of our subsidiaries on their liquidation or reorganization, and therefore the right of the holders of the notes to participate in those assets, is structurally subordinated to the claims of that subsidiary's creditors, including trade creditors. In addition, even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us.

        As of July 31, 2003 our subsidiaries had total liabilities of approximately $165.6 million (excluding liabilities of the type not required to be reflected on a balance sheet in accordance with generally accepted accounting principles) to which the notes would have been effectively subordinated.

        Neither we nor our subsidiaries are restricted from incurring additional debt, including senior indebtedness, under the indenture. If we or our subsidiaries incur additional debt or liabilities, our ability to pay our obligations on the notes could be adversely affected. We expect that we and our subsidiaries will from time to time incur additional indebtedness and other liabilities.

        We will pay reasonable compensation to the trustee and indemnify the trustee against any losses, liabilities or expenses incurred by it in connection with its duties. The trustee's claims for such payments will be senior to the claims of the note holders.

        "Indebtedness" means:

           (1)  all of our indebtedness, obligations and other liabilities, contingent or otherwise, (a) for borrowed money, including overdrafts, foreign exchange contracts, currency exchange agreements, interest rate protection agreements, and any loans or advances from banks, whether or not evidenced by notes or similar instruments, or (b) evidenced by credit or loan agreements, bonds, debentures, notes or similar instruments, whether or not the recourse of the lender is to the whole of the assets of ADC or to only a portion thereof, other than any account payable or other accrued current liability or obligation incurred in the ordinary course of business in connection with the obtaining of materials or services;

           (2)  all of our reimbursement obligations and other liabilities, contingent or otherwise, with respect to letters of credit, bank guarantees or bankers' acceptances;

           (3)  all of our obligations and liabilities, contingent or otherwise, in respect of leases required, in conformity with generally accepted accounting principles, to be accounted for as capitalized lease obligations on our balance sheet;

           (4)  all of our obligations and other liabilities, contingent or otherwise, under any lease or related document, including a purchase agreement, conditional sale or other title retention agreement, in connection with the lease of real property or improvements thereon (or any personal property included as part of any such lease) which provides that we are contractually obligated to purchase or cause a third party to purchase the leased property or pay an agreed upon residual value of the leased property, including our obligations under such lease or related document to purchase or cause a third party to purchase such leased property or pay an agreed upon residual value of the leased property to the lessor;

           (5)  all of our obligations, contingent or otherwise, with respect to an interest rate or other swap, cap, floor or collar agreement or hedge agreement, forward contract or other similar instrument or agreement or foreign currency hedge, exchange, purchase or similar instrument or agreement;

           (6)  all of our direct or indirect guarantees or similar agreements by us in respect of, and all of our obligations or liabilities to purchase or otherwise acquire or otherwise assure a creditor against loss in respect of, indebtedness, obligations or liabilities of another person of the kinds described in clauses (1) through (5); and

           (7)  any and all deferrals, renewals, extensions, refinancings and refundings of, or amendments, modifications or supplements to, any indebtedness, obligation or liability of the kinds described in clauses (1) through (6).

        "Senior indebtedness" means the principal of, premium, if any, interest, including any interest accruing after the commencement of any bankruptcy or similar proceeding, whether or not a claim for post-petition interest is allowed as a claim in the proceeding, and rent payable on or in connection with, and all fees, costs, expenses and other amounts accrued or due on or in connection with, our indebtedness whether secured or unsecured, absolute or contingent, due or to become due, outstanding on the date of the indenture or thereafter created, incurred, assumed, guaranteed or in effect guaranteed by us, including all deferrals, renewals, extensions or refundings of, or amendments, modifications or supplements to, the foregoing. Senior indebtedness does not include:

           (1)  indebtedness that expressly provides that such indebtedness shall not be senior in right of payment to the notes or expressly provides that such indebtedness is on the same basis or junior to the notes; and

           (2)  any indebtedness to any of our majority-owned subsidiaries, other than indebtedness arising by reason of guarantees by us of indebtedness of any such subsidiary to a person that is not our subsidiary; and

           (3)  the notes.

        "Designated senior indebtedness" means any senior indebtedness in which the instrument creating or evidencing the indebtedness, or any related agreements or documents to which we are a party, expressly provides that such indebtedness is "designated senior indebtedness" for purposes of the indenture (provided that the instrument, agreement or other document may place limitations and conditions on the right of the senior indebtedness to exercise the rights of designated senior indebtedness).

Optional Redemption by ADC; No Sinking Fund

  Fixed Rate Notes

        We may not redeem the fixed rate notes prior to the maturity date.

  Floating Rate Notes

        At any time on or after June 23, 2008, we may redeem the notes in whole or in part at the following prices expressed as a percentage of the principal amount.

Period	Redemption Price
Beginning on June 23, 2008 and ending on June 14, 2009	100.98%
Beginning on June 15, 2009 and ending on June 14, 2010	100.82%
Beginning on June 15, 2010 and ending on June 14, 2011	100.66%
On and after June 15, 2011	100.50%

        In each case, we will pay interest to, but excluding, the redemption date.

  Mechanics of Optional Redemption

        We are required to give notice of redemption by mail to holders of floating rate notes not more than 60 but less than 30 days prior to the redemption date. If less than all of the outstanding floating rate notes are to be redeemed, the trustee will select the floating rate notes to be redeemed in principal amounts of $1,000 or integral multiples of $1,000 by lot, pro rata or by another method the trustee considers fair and appropriate. If a portion of your floating rate notes is selected for partial redemption and you convert a portion of your floating rate notes, the conversion will be deemed to be taken first from the portion selected for redemption.

        We may not redeem the floating rate notes if we have failed to pay any interest or premium on the floating rate notes and such failure to pay is continuing. We will issue a press release if we redeem the floating rate notes.

        On or before the redemption date, we will deposit with a paying agent (or the trustee) money sufficient to pay the redemption price of the floating rate notes to be redeemed on that date. On and after the redemption date, unless we default in the deposit of the redemption price, interest will cease to accrue on the floating rate notes or any portion of the floating rate notes called for redemption, the conversion right with respect to the floating rate notes or any portion of the floating rate notes called for redemption will lapse and all other rights of the holder will terminate other than the right to receive the redemption price, without interest from the redemption date, on surrender of the floating rate notes.

  No Sinking Fund

        There will be no sinking fund for the notes.

Purchase of Notes at Your Option upon a Change in Control

        If a change in control occurs, you will have the right to require us to purchase all or any part of your notes 30 business days after the occurrence of such change in control at a purchase price equal to 100% of the principal amount of the notes together with any accrued and unpaid interest and additional interest, if any, to, but excluding, the change in control purchase date. Notes submitted for purchase must be in integral multiples of $1,000 principal amount.

        Instead of paying the change in control purchase price in cash, we may pay the change in control purchase price in our common stock or, in the case of a merger in which we are not the surviving corporation, common stock or American Depositary Receipts (or other securities representing common equity interests) of the surviving corporation or its direct or indirect parent corporation, cash or a combination of stock and cash, at our option. The number of shares of common stock or American Depositary Receipts (or other securities representing common equity interests) a holder will receive will equal the relevant amount of the change in control purchase price to be paid in common stock or American Depositary Receipts (or other securities representing common equity interests) divided by 97% of the average of the last reported sale prices of the common stock or American Depositary Receipts (or other securities representing common equity interests) for the 15 trading days immediately preceding and including the third trading day prior to the repurchase date. However, we may not pay the change in control purchase price in common stock or American Depositary Receipts (or other securities representing common equity interests) or a combination of common stock or American Depositary Receipts (or other securities representing common equity interests) and cash, unless we satisfy certain conditions prior to the repurchase date as provided in the indenture, including:

  •
  registration of the common stock or American Depositary Receipts (or other securities representing common equity interests) to be issued upon repurchase under the Securities Act and the Exchange Act, if required;

  •
  qualification of the common stock or American Depositary Receipts (or other securities representing common equity interests) to be issued upon repurchase under applicable state securities laws, if necessary, or the availability of an exemption therefrom; and

  •
  listing of the common stock or American Depositary Receipts (or other securities representing common equity interests) on a United States national securities exchange or quotation thereof in an inter-dealer quotation system of any registered United States national securities association.

        We will mail to the trustee and to each holder a written notice of the change in control within 10 business days after the occurrence of such change in control. This notice will state certain specified information, including:

  •
  information about, and the terms and conditions of, the change in control;

  •
  information about the holders' right to convert the notes;

  •
  information about the holders' right to require us to purchase the notes;

  •
  the procedures required for exercise of the purchase option;

  •
  the name and address of the paying and conversion agents; and

  •
  whether the change in control purchase price will be paid in cash, common stock or American Depositary Receipts (or other securities representing common equity interests), or a combination thereof.

        You must deliver written notice of your exercise of this purchase right to the paying agent at any time prior to the close of business on the business day prior to the change in control purchase date. The written notice must specify the notes for which the purchase right is being exercised. If you wish to withdraw this election, you must provide a written notice of withdrawal to the paying agent at any time prior to the close of business on the business day prior to the change in control purchase date.

        Because the average of the last reported sale prices of the common stock or American Depositary Receipts (or other securities representing common equity interests) will be determined prior to the applicable change in control purchase date to the extent we pay any portion of the change in control purchase price in common stock or American Depositary Receipts (or other securities representing common equity interests), holders of notes bear the market risk that the stock will decline in value between the date the average of the last reported prices is calculated and the repurchase date.

        A change in control will be deemed to have occurred if any of the following occurs:

  •
  any "person" or "group" is or becomes the "beneficial owner" of shares of our voting stock representing 50% or more of the total voting power of all our outstanding voting stock or has the power, directly or indirectly, to elect a majority of the members of our board of directors;

  •
  we consolidate with, or merge with or into, another person or we sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of our assets, or any person consolidates with, or merges with or into, us, in any such event other than pursuant to a transaction in which the persons that "beneficially owned" the shares of our voting stock immediately prior to such transaction "beneficially own" shares of our voting stock representing at least a majority of the total voting power of all outstanding voting stock of the surviving or transferee person; or

  •
  the holders of our capital stock approve any plan or proposal for the liquidation or dissolution of ADC (whether or not otherwise in compliance with the indenture).

        However, a change in control will not be deemed to have occurred if either:

  •
  the last reported sale price of our common stock for any five trading days during the ten trading days immediately preceding the change in control is at least equal to 105% of the conversion price in effect on such day; or

  •
  in the case of a merger or consolidation, at least 50% of the consideration by value in the merger or consolidation constituting the change in control consists of common stock or

    American Depositary Receipts (or other securities representing common equity interests) and any associated rights traded on a United States national securities exchange or quoted on The NASDAQ National Market (or which will be so traded or quoted when issued or exchanged in connection with such change in control) and as a result of such transaction or transactions at least 50% of the value of the consideration for which the notes become convertible consists of such common stock or American Depositary Receipts (or other securities representing common equity interests) and associated rights.

        For purposes of this change in control definition:

  •
  "person" and "group" have the meanings given to them for purposes of Sections 13(d) and 14(d) of the Exchange Act or any successor provisions, and the term "group" includes any group acting for the purpose of acquiring, holding or disposing of securities within the meaning of Rule 13d-5(b)(l) under the Exchange Act, or any successor provision;

  •
  a "beneficial owner" will be determined in accordance with Rule 13d-3 under the Exchange Act, as in effect on the date of the indenture, except that the number of shares of our voting stock will be deemed to include, in addition to all outstanding shares of our voting stock and unissued shares deemed to be held by the "person" or "group" or other person with respect to which the change in control determination is being made, all unissued shares deemed to be held by all other persons;

  •
  "beneficially own" and "beneficially owned" have meanings correlative to that of beneficial owner;

  •
  "unissued shares" means shares of voting stock not outstanding that are subject to options, warrants, rights to acquire or conversion privileges exercisable within 60 days of the date of determination of a change in control; and

  •
  "voting stock" means any class or classes of capital stock or other interests then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of our board of directors.

        There is no precise, established definition of the term "all or substantially all of our assets" under applicable law and accordingly, there may be uncertainty as to whether the foregoing provision would apply to a sale or lease of less than all of our assets.

        In the event of a purchase offer required as a result of a change in control, we will:

  •
  comply with the provisions of Rule 13e-4 and Rule 14e-l, if applicable, under the Exchange Act;

  •
  file a Schedule TO or any successor or similar schedule if required under the Exchange Act; and

  •
  otherwise comply with all applicable federal and state securities laws.

        On or before the change in control purchase date, we will deposit with a paying agent (or the trustee) money or securities sufficient to pay the purchase price of the notes to be purchased on that date. On and after the change in control purchase date, unless we default in the deposit of the purchase price, interest will cease to accrue on the notes or any portion of the notes as to which a repurchase election has been validly made and not withdrawn, the conversion right with respect to the notes or any portion of the notes as to which the election has been made will lapse and all other rights of the holder will terminate other than the right to receive the purchase price, without interest from the change in control purchase date, on surrender of the notes.

        This change in control purchase feature may make more difficult or discourage a takeover of us and the removal of incumbent management. We are not, however, aware of any specific effort to accumulate shares of our common stock or to obtain control of us by means of a merger, tender offer, solicitation or otherwise. In addition, the change in control purchase feature is not part of a plan by management to adopt a series of anti-takeover provisions. Instead, the change in control purchase feature is a result of negotiations between us and the initial purchasers that we believe represents a standard term in securities similar to the notes.

        We may in the future enter into agreements, including agreements relating to senior indebtedness, the terms of which:

  •
  require us to repurchase that indebtedness upon the occurrence of events similar to a change in control as defined above;

  •
  provide that events similar to a change in control as defined above constitute an event of default permitting acceleration of that indebtedness; or

  •
  prohibit our repurchase of the notes on a change in control in general or under specified circumstances.

        If we are unable to pay the change in control purchase price for notes properly tendered by holders, that failure will constitute an event of default under the indenture, whether the failure occurs as the result of one of the foregoing reasons, because the subordination provisions of the indenture prohibit us from doing so at the time, because we have insufficient funds to do so at the time or for any other reason.

        We could, in the future, enter into transactions, including recapitalizations, that would not constitute a change in control but would increase the amount of debt, including senior indebtedness, outstanding or otherwise adversely affect the holders of the notes.

Events of Default

        Each of the following will constitute an event of default under the indenture:

          (1)   we fail to pay principal or premium, if any, on any note when due, whether or not prohibited by the subordination provisions of the indenture;

          (2)   we fail to pay any interest or additional interest on any note when due if such failure continues for 30 days, whether or not prohibited by the subordination provisions of the indenture;

          (3)   we fail to perform any other covenant required of us in the indenture if such failure continues for 60 days after written notice is given in accordance with the indenture;

          (4)   we fail to pay the purchase price of any note when due, whether or not prohibited by the subordination provisions of the indenture;

          (5)   we fail to provide timely notice of a change in control;

          (6)   we or any of our significant subsidiaries fail to pay any indebtedness for money borrowed by us or one of our significant subsidiaries in an outstanding principal amount in excess of $25.0 million at final maturity or upon acceleration and such indebtedness is not discharged, or such default in payment or acceleration is not cured or rescinded, within 30 days after written notice is given in accordance with the indenture; and

          (7)   certain events of bankruptcy, insolvency or reorganization of us or any of our significant subsidiaries.

        If an event of default, other than an event of default described in clause (7) above with respect to us, occurs and is continuing, either the trustee or the holders of at least 25% in aggregate principal amount of the outstanding notes of a series may declare the principal amount of the notes of such series to be due and payable immediately. If an event of default described in clause (7) above occurs with respect to us, the principal amount of the notes of each series will automatically become immediately due and payable. Any payment by us on the notes following any acceleration will be subject to the subordination provisions described above.

        After any such acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of the notes of any series may, under certain circumstances, rescind and annul the acceleration with respect to that series if all events of default, other than the non-payment of accelerated principal, have been cured or waived.

        Subject to the trustee's duties in the case of an event of default, the trustee will not be obligated to exercise any of its rights or powers at the request of the holders unless the holders have offered to the trustee reasonable indemnity.

        The holders of a majority in principal amount of all outstanding notes of a series will have the right, subject to the trustee's right to require reasonable indemnity, to direct the time, method and place of conducting any proceeding for exercising any remedy or power available to the trustee. However, any such direction may not conflict with any law or the indenture, may not be unduly prejudicial to the rights of another holder or the trustee and may not involve the trustee in personal liability.

        No holder will have any right to institute any proceeding under the indenture, or for the appointment of a receiver or a trustee, or for any other remedy under the indenture unless:

  •
  the holder has previously given the trustee written notice of a continuing event of default;

  •
  the holders of at least 25% in aggregate principal amount of the notes of the applicable series then outstanding have made a written request and have offered reasonable indemnity to the trustee to institute such proceeding as trustee; and

  •
  the trustee has failed to institute such proceeding within 60 days after such notice, request and offer, and has not received from the holders of a majority in aggregate principal amount of the notes of such series then outstanding a direction inconsistent with such request within 60 days after such notice, request and offer.

        However, the above limitations do not apply to a suit instituted by a holder for the enforcement of payment of the principal of or any premium, interest or additional interest on any note on or after the applicable due date or the right to convert the note in accordance with the indenture.

        Generally, the holders of not less than a majority of the aggregate principal amount of outstanding notes of any series may waive any default or event of default and its consequences with respect to such series, except the following defaults or events of default:

  •
  failure to pay principal, premium, interest or additional interest on any note when due;

  •
  failure to convert any note into common stock; or

  •
  failure to comply with any of the provisions of the indenture that would require the consent of the holder of each outstanding note affected.

        We are required to furnish to the trustee, on an annual basis, a statement by certain of our officers as to whether or not, to the officer's knowledge, we are in default in the performance or observance of any of the terms, provisions and conditions of the indenture, specifying any known defaults.

Modification and Waiver

        We and the trustee may amend or supplement the indenture or the notes without notice to, or the consent of, the note holders to, among other things, cure any ambiguity, defect or inconsistency or make any other change that does not adversely affect the rights of any note holder.

        We and the trustee may amend or supplement the indenture or the notes with respect to any series with the consent of the holders of a majority in aggregate principal amount of the outstanding notes of such series. In addition, the holders of a majority in aggregate principal amount of the outstanding notes of a series may waive our compliance in any instance with any provision of the indenture with respect to such series without notice to the note holders. However, no amendment, supplement or waiver may be made without the consent of the holder of each outstanding note of the series affected thereby if such amendment, supplement or waiver would:

  •
  change the stated maturity of the principal of any note;

  •
  reduce the principal amount of or any premium or interest on any note;

  •
  change the place or currency of payment of principal of, or any premium, interest or additional interest on, any note;

  •
  impair the right to institute suit for the enforcement of any payment on, or with respect to, any note;

  •
  modify the provisions with respect to the purchase right of the holders upon a change in control in a manner adverse to the holders;

  •
  modify the subordination provisions in a manner materially adverse to the holders;

  •
  adversely affect the right of holders to convert notes other than as provided in the indenture;

  •
  reduce the percentage in principal amount of outstanding notes required for modification or amendment of the indenture;

  •
  reduce the percentage in principal amount of outstanding notes necessary for waiver of compliance with certain provisions of the indenture or for waiver of certain defaults; or

  •
  modify provisions with respect to modification and waiver (including waiver of events of default), except to increase the percentage required for modification or waiver or to require the consent of each affected note holder.

        Any notes held by us or one of our subsidiaries will be disregarded for voting purposes in connection with any notice, waiver, consent or direction requiring the vote or concurrence of note holders.

Consolidation, Merger and Sale of Assets

        We may not consolidate with or merge into any person in a transaction in which we are not the surviving person or sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of our assets to any successor person, unless:

  •
  we are the surviving person, or the resulting, surviving or transferee person, if other than us, is a corporation organized and existing under the laws of the United States, any state of the United States, or the District of Columbia;

  •
  the successor person assumes all of our obligations under the notes and the indenture;

  •
  immediately after giving effect to the transaction, no default or event of default has occurred and is continuing; and

  •
  other conditions specified in the indenture are met.

        There is no precise, established definition of the term "all or substantially all of our assets" under applicable law and accordingly, there may be uncertainty as to whether the foregoing provision would apply to a sale or lease of less than all of our assets.

        A transaction permitted by the foregoing may nevertheless constitute a change in control for purposes of your right to require repurchase of the notes.

Registration Rights

        The following summary of the registration rights provided in the registration rights agreement and the notes is not complete. You should refer to the registration rights agreement and the notes for a full description of the registration rights that apply to the notes.

        This prospectus is part of a registration statement under the Securities Act which we agreed to file not later than 90 days after the first date of original issuance of the notes to register resales of the notes and the common stock issuable upon conversion of the notes. We will use all commercially reasonable efforts to have this registration statement declared effective as promptly as practicable but not later than 180 days after the first date of original issuance of the notes and to keep it effective until the earliest of:

  •
  two years from the date the shelf registration statement is declared effective;

  •
  the date when all of the registrable securities have been transferred pursuant to the shelf registration statement or Rule 144 under the Securities Act, or any similar provision then in force;

  •
  the expiration of the holding period under Rule 144(k) under Securities Act applicable to non-affiliates of ADC; or

  •
  the date when all of the notes and the shares of our common stock issuable upon conversion of the notes have ceased to be outstanding (whether as a result of repurchase and cancellation, conversion or otherwise).

        When we use the term "registrable securities" in this section, we are referring to the notes and the common stock issuable upon conversion of the notes, and any security issued with respect thereto upon any stock dividend, split or similar event, until, with respect to each such security, the earliest of:

  •
  its effective registration under the Securities Act and its resale in accordance with the registration statement;

  •
  the expiration of the holding period under Rule 144(k) under the Securities Act were it not held by an affiliate of ADC; or

  •
  its transfer to the public pursuant to Rule 144 under the Securities Act, or any similar provision then in force,

        if, as a result of the event or circumstance described in any of the foregoing three bullet points, the legends with respect to transfer restrictions required under the indenture are removed or removable in accordance with the terms of the indenture or the legend.

        We will be permitted to suspend the use of the prospectus which is a part of the registration statement for a period not to exceed an aggregate of 45 days in any three-month period or an aggregate of 90 days in any twelve-month period under certain circumstances relating to pending corporate developments, public filings with the Securities and Exchange Commission and similar events. If we notify the initial purchasers and holders to suspend the use of the prospectus until the requisite changes to the prospectus have been made and they suspend their use, we will extend the period of effectiveness of the shelf registration statement by the number of days from the date we give such notice to the date when the initial purchasers and holders receive an amended or supplemented prospectus.

        A holder of registrable securities that sells registrable securities pursuant to the shelf registration statement generally, was required to provide information about itself and the specifics of the sale, be named as a selling securityholder in this prospectus, deliver this prospectus to purchasers, be subject to relevant civil liability provisions under the Securities Act in connection with such sales and be bound by the provisions of the registration rights agreement that are applicable to such holder.

  •
  the shelf registration statement of which this prospectus is a part was not filed with the SEC on or prior to the 90th day after the first date of original issuance of the notes;

  •
  the shelf registration statement of which this prospectus is a part was not declared effective by the SEC on or prior to the 180th day after the first date of original issuance of the notes; or

  •
  If this shelf registration statement ceases to be effective or usable (subject to certain exceptions) in connection with resales of notes and the common stock issuable upon the conversion of the notes in accordance with and during the periods specified in the registration rights agreement and (a) we do not cure the shelf registration statement within five business days by a post-effective amendment or a report filed pursuant to the Exchange Act or (b), if applicable, we do not terminate the suspension period described above by the 45th day, or 90th day, as the case may be (we refer to each such event described above in clauses (a) and (b) as a registration default), additional interest will accrue on the notes and the underlying, shares of common stock that are registrable securities in addition to the rate otherwise provided for with respect to the notes, from and including the date on which any such registration default occurs to, but excluding, the date on which the registration default has been cured, at a rate per year equal to:

  •
  0.25% of the principal amount of the notes (or an equivalent amount for any common stock issued upon conversion of the notes that are registrable securities) to and including the 90th day following the registration default; and

  •
  0.5% of the principal amount of the notes (or an equivalent amount for any common stock issued upon conversion of the notes that are registrable securities) from and after the 91st day following the registration default.

        In no event will additional interest accrue at a rate per year exceeding 0.5%, notwithstanding the existence of multiple registration defaults. We will have no other liabilities for monetary damages with respect to our registration obligations. With respect to each holder, our obligations to pay additional interest remain in effect only so long as the notes and the common stock issuable upon the conversion of the notes held by the holder are "registrable securities" within the meaning of the registration rights agreement. We will pay additional interest, if any, in the same manner and at the same time as regular interest payments.

Satisfaction and Discharge

        We may discharge our obligations under the indenture at any time by delivering all outstanding notes to the trustee for cancellation if we have paid all sums payable by us under the indenture. At any time after all of the notes have become due and payable, we may terminate our substantive obligations under the indenture, other than our obligations to pay the principal of, and interest through maturity on, the notes, by depositing with the trustee money or U.S. government obligations sufficient to pay all remaining indebtedness on the notes.

Payment and Transfer

        For so long as the notes are represented by global securities, we will make payments of principal of and interest on the notes through the trustee to DTC.

        If the global securities are exchanged for certificated notes as described below under "—Book-Entry, Delivery and Form," we will make payments of principal at maturity in immediately available funds on presentation and surrender of the certificated note at the office or agency maintained by us for this purpose in The City of New York, which will initially be the office of the trustee. We will make any payments of interest at maturity to the person to whom the principal is paid. We will make any payments of interest on any interest payment date other than the date of maturity by check mailed to the address of the record date registered holder as it appears in the security register; provided that we will make any payments of interest on any interest payment date other than the date of maturity to any record date registered holder that owns an aggregate principal amount of notes in excess of $2 million by wire transfer of immediately available funds if that registered holder has delivered appropriate wire transfer instructions in writing to the trustee not less than 10 business days prior to the interest payment date. Any wire transfer instructions received by the trustee will remain in effect until revoked by the registered holder.

        For so long as the notes are represented by global securities, the notes may be transferred or exchanged only through DTC.

        Registration of transfer or exchange of notes in certificated form will be made at the office or agency maintained by us for this purpose in The City of New York, which will initially be the office of the trustee. There will be no service charge for any registration of transfer or exchange of notes. We may, however, require holders to pay a sum sufficient to cover any tax or other governmental charge payable in connection with certain transfers or exchanges. The transferor may be required to submit to the trustee certification or other documentation relating to the transfer as provided in the indenture.

        We have initially appointed the trustee as the security registrar, paying agent and conversion agent, acting through its corporate trust office. We reserve the right to:

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  vary or terminate the appointment of the security registrar, paying agent or conversion agent;

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  appoint additional paying agents or conversion agents; and

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  approve any change in the office through which any security registrar or any paying agent or conversion agent acts.

Purchase and Cancellation

        We may, to the extent permitted by law, purchase notes in the open market or by tender offer at any price or by private agreement. Any notes we purchase may, to the extent permitted by law, be reissued or resold or may, at our option, be surrendered to the trustee for cancellation. Any notes surrendered for cancellation may not be reissued or resold and will be promptly cancelled.

        All notes surrendered for payment, registration of transfer or exchange or conversion will, if surrendered to us or any of our other agents with respect to the notes, be delivered to the trustee. The trustee will promptly cancel all notes delivered to it. No notes will be authenticated in exchange for any notes cancelled as provided in the indenture.

Replacement of Notes

        We will replace mutilated, destroyed, stolen or lost notes at your expense upon delivery to the trustee of the mutilated notes, or evidence of the loss, theft or destruction of the notes satisfactory to us and the trustee. In the case of a lost, stolen or destroyed note, indemnity satisfactory to the trustee and us may be required at the expense of the holder before a replacement note will be issued.

Governing Law

        The indenture and the notes will be governed by, and construed in accordance with, the law of the State of New York, without regard to conflicts of laws principles.

Concerning the Trustee

        U.S. Bank National Association has agreed to serve as the trustee under the indenture. The trustee will be permitted to deal with us and any of our affiliates with the same rights as if it were not trustee. However, under the Trust Indenture Act, if the trustee acquires any conflicting interest and there exists a default with respect to the notes, the trustee must eliminate the conflict or resign.

Calculations in Respect of Notes

        We or our agents will be responsible for making all calculations called for with respect to the notes. We and our agents will make these calculations in good faith and, absent manifest error, our and their calculations will be final and binding on holders of notes. We or our agents will provide a schedule of these calculations to the trustee if required and the trustee will be entitled to rely conclusively on the accuracy of these calculations without independent verification.

Book-Entry, Delivery and Form

        We initially issued the notes of each series in the form of one or more global securities. The global security was deposited with the trustee as custodian for DTC and registered in the name of a nominee of DTC. Except as set forth below, the global security may be transferred, in whole and not in part, only to DTC or another nominee of DTC. You may hold your beneficial interests in the global security directly through DTC if you have an account with DTC or indirectly through organizations that have accounts with DTC. Interests in the global securities may only be transferred in compliance with the restrictions described under "Transfer Restrictions". Notes in definitive certificated form, or certificated securities, will be issued only in certain limited circumstances described below.

        DTC has advised us that it is:

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  a limited purpose trust company organized under the laws of the State of New York;

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  a member of the Federal Reserve System;

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  a "clearing corporation" within the meaning of the New York Uniform Commercial Code; and

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  a "clearing agency," registered pursuant to the provisions of Section 17A of the Exchange Act.

        DTC was created to hold securities of institutions, called participants, that have accounts with DTC and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers, which may include the initial purchasers, banks, trust companies, clearing corporations and certain other organizations. Access to DTC's book-entry system is also available to others, called indirect participants, that clear through or maintain a custodial relationship with a participant, whether directly or indirectly, such as banks, brokers, dealers and trust companies.

        Upon the deposit of the global security with DTC, DTC credited, on its book-entry registration and transfer system, the principal amount of notes represented by such global security to the accounts of participants. The accounts credited were designated by the initial purchasers. Ownership of beneficial interests in the global security are limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the global security are shown on, and the transfer of those beneficial interests will be effected only through, records maintained by DTC (with respect to participants' interests), the participants and the indirect participants. The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. These limits and laws may impair the ability to transfer or pledge beneficial interests in the global security.

        Owners of beneficial interests in global securities who desire to convert their interests into common stock should contact their brokers or other participants or indirect participants through whom they hold such beneficial interests to obtain information on procedures, including proper forms and cut-off times, for submitting requests for conversion.

        So long as DTC, or its nominee, is the registered owner or holder of a global security, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the notes represented by the global security for all purposes under the indenture and the notes. In addition, no owner of a beneficial interest in a global security will be able to transfer that interest except in accordance with the applicable procedures of DTC. Except as set forth below, as an owner of a beneficial interest in the global security, you will not be entitled to have the notes represented by the global security registered in your name, will not receive or be entitled to receive physical delivery of certificated securities and will not be considered to be the owner or holder of any notes under the global security. We understand that under existing industry practice, if an owner of a beneficial interest in the global security desires to take any action that DTC, as the holder of the global security; is entitled to take, DTC would authorize the participants to take such action, and the participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

        We will make payments of principal, premium, if any, interest and additional interest, if any, on, and give notices with respect to, the notes represented by the global security only to DTC or its nominee as the registered owner and holder of the global security.

        We expect that DTC or its nominee, upon receipt of any payment of principal, premium, if any, interest or additional interest, if any, on the global security, will credit participants' accounts with payments in amounts, proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of DTC or its nominee. We also expect that payments by participants or indirect participants to owners of beneficial interests in the global security held through such participants or indirect participants will be governed by standing instructions and customary practices and will be the responsibility of such participants or indirect participants. Neither we, the trustee nor any paying agent will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial interests in the global security for any note or for maintaining, supervising or reviewing any records relating to such beneficial interests or for any other aspect of the relationship between DTC and its participants or indirect participants or the relationship between such participants or indirect participants and the owners of beneficial interests in the global security owning through such participants.

        Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC Rules and will be settled in same-day funds.

        DTC has advised us that it will take any action permitted to be taken by a holder of notes only at the direction of one or more participants to whose account the DTC interests in the global security is credited and only in respect of such portion of the aggregate principal amount of notes as to which such participant or participants has or have given such direction.

        DTC will exchange the global security for certificated securities which it will distribute to its participants and which will be legended, if required, as set forth under the heading "Transfer Restrictions," if:

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  we notify the trustee that we wish to terminate the global securities; or

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  event of default under the notes has occurred and not been cured; or

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  DTC notifies us that it is unwilling or unable to continue as a clearing system for the global securities or ceases to be a clearing agency registered under the Exchange Act and, in either case, we have not appointed a successor clearing systems within 90 days after receiving the notice from DTC or becoming aware that DTC is no longer so registered.

        Although DTC is expected to follow the foregoing procedures in order to facilitate transfers of interests in the global security among participants of DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility, or liability for the performance by DTC or the participants or indirect participants of their respective obligations under the rules and procedures governing their respective operations. The rules applicable to DTC and its direct and indirect participants are on file with the SEC.

        We have obtained the information with respect to DTC and believe that it is reliable. However, neither we nor the initial purchasers take any responsibility for its accuracy.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

        The following is a general discussion of certain U.S. federal income tax considerations relevant to holders of the notes and common stock into which the notes may be converted. This discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, Internal Revenue Service ("IRS") rulings and judicial decisions now in effect, all of which are subject to change (possibly with retroactive effect) or to different interpretations. There can be no assurance that the IRS will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling from the IRS with respect to the U.S. federal income tax consequences of acquiring or holding the notes or common stock. This discussion does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of the holder's circumstances (for example, persons subject to the alternative minimum tax provisions of the Code or holders whose functional currency is not the U.S. dollar). This summary does not apply to members of a class of investors subject to special rules, such as partnerships and other pass-through entities, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting, banks, thrifts, regulated investment companies, insurance companies, tax-exempt organizations, and persons holding notes or common stock as part of a hedging or conversion transaction or a straddle. The discussion also does not address any aspect of state, local or foreign law, or U.S. federal estate and gift tax law as applicable to the holders of the notes and common stock into which the notes may be converted. In addition, this discussion is limited to initial purchasers of notes who acquire the notes at their issue price within the meaning of Section 1273 of the Code, and who hold the notes and common stock as capital assets within the meaning of Section 1221 of the Code.

        This summary also assumes that the IRS will respect the classification of the notes as indebtedness for federal income tax purposes.

        All prospective purchasers of the notes are advised to consult their own tax advisors regarding the federal, state, local and foreign tax consequences of the purchase, ownership and disposition of the notes and the common stock in their particular situations.

U.S. Holders

        As used herein, the term "U.S. Holder" means a beneficial holder of a note or common stock that for United States federal income tax purposes is (i) a citizen or resident (as defined in Section 7701(b) of the Code) of the United States (unless such person is not treated as a resident of the U.S. under an applicable income tax treaty), (ii) a corporation or an entity treated as a corporation for U.S. federal income tax purposes, formed under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source and (iv) in general, a trust subject to the primary supervision of a court within the United States and the control of a United States person as described in Section 7701(a)(30) of the Code. A "Non-U.S. Holder" is any holder of a note or common stock other than a U.S. Holder.

        If a partnership (including for this purpose any entity, domestic or foreign, treated as a partnership for U.S. tax purposes) is a beneficial owner of the notes or common stock into which the notes may be converted, the U.S. tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. As a general matter, income earned through a foreign or domestic partnership is attributed to its owners. A holder of the notes or common stock into which the notes may be converted that is a partnership, and partners in such partnership, should consult their individual tax advisors about the U.S. federal income tax consequences of holding and disposing of the notes and the common stock into which the notes may be converted.

  Interest

        As a general rule, interest paid or accrued on the notes will be treated as ordinary income to the holders of the notes. A note holder using the accrual method of accounting for federal income tax purposes is required to include interest on the notes in ordinary income as such interest accrues, while a note holder using the cash receipts and disbursements method of accounting for federal income tax purposes must include interest in ordinary income when payments are received (or made available for receipt) by the holder. The Company anticipates that the notes will not be issued with original issue discount within the meaning of Section 1273 of the Code.

        As discussed above in "Description of the Notes—Registration Rights," we have agreed to file a registration statement with the SEC not later than 90 days after the first date of original issuance of the notes, to cover resales of the notes and our common stock issuable upon conversion of the notes and to cause such registration to become effective within a specified period of time, and once the registration statement is effective, to use our best efforts to keep it effective for a period of time described therein. If we do not take these steps, subject to the requirements described above in "Description of the Notes—Registration Rights," we will make payments of additional interest on the dates that we make interest payments on the notes until the default is corrected.

        We intend to treat the possibility of the payment upon the failure to register the notes or the common stock issuable upon conversion as remote under applicable Treasury regulations. We, therefore, do not intend to treat this possibility as affecting the amount and timing of interest income recognized on the notes or the character of income recognized on the sale, exchange or redemption of a note. In the event that additional interest is paid on the notes, it would affect the amount and timing of the interest income that must be recognized on the notes. Our determination that the possibility of such interest being paid is remote is binding on each U.S. Holder unless the holder explicitly discloses, in the manner required by applicable Treasury Regulations, that it is taking a different position. Our determination, however, is not binding on the IRS. If the IRS were to take a contrary position, the amount and timing of interest income recognized on the notes and the character of income recognized on the sale, exchange, or redemption of a note could be different from that described therein.

  Conversion of Notes Into Common Stock

        A U.S. Holder generally will not recognize any income, gain or loss upon conversion of a note into common stock except with respect to (i) cash received in lieu of a fractional share of common stock and (ii) in the case of a cash-method holder, common stock deemed received with respect to accrued and unpaid interest. The fair market value of common stock deemed received with respect to accrued but unpaid interest will be taxed as payment of interest, as described above. Cash received in lieu of a fractional share of common stock will generally be treated as a payment in exchange for such fractional share rather than as a dividend. Gain or loss recognized on the receipt of cash paid in lieu of such fractional share generally will equal the difference between the amount of cash received and the amount of tax basis allocable to the fractional share.

        The adjusted basis of shares of common stock received on conversion will equal the adjusted basis of the note converted (reduced by the portion of adjusted basis allocated to any fractional share of common stock exchanged for cash and increased, for a cash method holder, by the amount of income recognized with respect to accrued interest). The holding period of the common stock received on conversion will generally include the period during which the converted notes were held prior to conversion except that the holding period of any common stock received with respect to accrued interest will commence on the day after conversion.

        The conversion price of the notes is subject to adjustment under certain circumstances, as described in the section titled "Description of the Notes—Conversion of Notes." If at any time we make a distribution of property to holders of our common stock that would be taxable to the stockholders as a dividend for U.S. federal income tax purposes and, in accordance with the provisions of the notes dealing with adjustment of the conversion price, the conversion rate of the notes is increased, this increase may be deemed to be the payment of a taxable dividend (to the extent of our current or accumulated earnings and profits) to the holder of the note. Furthermore, in certain circumstances the nonoccurrence of an adjustment to the conversion price could result in a payment of a deemed dividend to the holder of a note.

        For example, an increase in the conversion rate of the notes in the event of distribution of our evidences of indebtedness or our assets or an increase in the event of certain cash dividends will generally result in deemed dividend treatment to the holders of the notes. However, in general, an increase in the conversion rate in the event of stock dividends or the distribution of rights to subscribe for common stock will not be so treated.

  Sale, Exchange or Retirement of the Notes

        Each U.S. Holder generally will recognize gain or loss upon the sale, exchange (other than by exercise of the conversion privilege), redemption, retirement or other disposition of notes measured by the difference (if any) between (i) the amount of cash and the fair market value of any property received (including the fair market value of our stock or stock of another corporation, if any, that we use to pay the change in control purchase price, as described in "Description of the Notes—Purchase of Notes at Your Option upon a Change in Control") and (ii) the holder's adjusted tax basis in the notes.

        A U.S. Holder's adjusted tax basis in a note generally will equal the cost of the note to such holder. Any such gain or loss recognized on the sale, exchange, redemption, retirement or other disposition of a note will be capital gain or loss and will generally be long-term capital gain or loss if the note has been held for more than 12 months at the time of the sale or exchange. The deductibility of capital losses is subject to certain limitations.

  The Common Stock

        Distributions, if any, paid on the common stock, other than certain pro rata distributions of common shares, to the extent made from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will be taxable as ordinary income (subject to a possible dividends received deduction in the case of corporate holders) as they are paid. Distributions in excess of our current or accumulated earnings and profits will first be applied against and reduce the holder's basis in the common stock and any excess will be treated as capital gain.

        Gain or loss realized on the sale or exchange of common stock will equal the difference between the amount realized on such sale or exchange and the U.S. Holder's adjusted tax basis in the common stock. Such gain or loss will generally be long-term capital gain or loss if the holder has held or is deemed to have held the common stock for more than twelve months. The deductibility of capital losses is subject to certain limitations.

  Jobs and Growth Tax Relief Reconciliation Act of 2003

        The Jobs and Growth Tax Relief Reconciliation Act of 2003 (the "Act"), passed by the U.S. House of Representatives and the U.S. Senate recently, and signed into law by the President on May 28, 2003, reduces the maximum rates of taxation on both long-term capital gains and certain dividends to 15%.

        Pursuant to the Act, the reduction of rates on capital gains is effective for taxable years ending on or after May 6, 2003, and the reduction of rates on dividends is effective for taxable years beginning after December 31, 2002. These rate reductions will cease to be effective for taxable years beginning after December 31, 2008, at which time the dividend and long-term capital gains rates in effect prior to enactment of the Act will be restored.

Non-U.S. Holders

        The following discussion is limited to the U.S. federal income tax consequences relevant to a Non-U.S. Holder (as defined above).

        For purposes of withholding tax on dividends discussed below, a Non-U.S. Holder includes a nonresident fiduciary of an estate or trust. For purposes of the following discussion, interest, dividends and gain on the sale, exchange or other disposition of a note or common stock will be considered to be "U.S. trade or business income" if such income or gain is (i) effectively connected with the conduct of a U.S. trade or business and (ii) in the case of a Non-U.S. Holder eligible for the benefits of an applicable U.S. bilateral income tax treaty, attributable to a permanent establishment (or, in the case of an individual, a fixed base) in the United States.

  Payments on the Notes

        Subject to the discussion below concerning backup withholding:

        Payments of principal, premium, and interest on the notes by us or any paying agent to any Non-U.S. Holder will not be subject to United States federal withholding tax, provided that, in the case of interest,

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  the holder does not own, actually or constructively, 10 percent or more of the total combined voting power of all classes of our stock entitled to vote and is not a controlled foreign corporation related, directly or indirectly, to us through stock ownership; and

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  the certification requirements described below have been fulfilled with respect to the beneficial owner, as discussed below.

        The certification requirements generally will be fulfilled if the beneficial owner of that note certifies on IRS Form W-8BEN, under penalties of perjury, that it is not a United States person.

        If a Non-U.S. Holder of a note is engaged in a trade or business in the United States, and if interest on the note is effectively connected with the conduct of this trade or business, the Non-U.S. Holder, although exempt from the withholding tax discussed in the preceding paragraph, will generally be taxed in the same manner as a U.S. Holder (see "U.S. Holders" above), except that the Holder will be required to provide a properly executed IRS Form W-8ECI (or appropriate substitute form) in order to claim an exemption from withholding tax. These holders are urged to consult their own tax advisors with respect to other U.S. tax consequences of the ownership and disposition of notes, including the possible imposition of a 30% branch profits tax.

  Dividends

        In general, dividends paid to a Non-U.S. Holder of common stock will be subject to withholding of U.S. federal income tax at a 30% rate unless such rate is reduced by an applicable income tax treaty.

        Dividends that are U.S. trade or business income are generally subject to U.S. federal income tax at regular income tax rates as though the Non-U.S. Holder were a U.S. resident, but are not generally subject to the 30% withholding tax or treaty-reduced rate provided that the Non-U.S. Holder files a properly executed Form W-8ECI (or appropriate substitute form) with the payor. Any U.S. trade or business income received by a Non-U.S. Holder that is a corporation may also, under certain circumstances, be subject to an additional branch profits tax at a 30% rate or lower applicable treaty rate. A non-U.S. Holder of common stock who wishes to claim the benefit of an applicable treaty rate for dividends must provide a properly executed IRS Form W-8BEN (or appropriate substitute form). In addition, a Non-U.S. Holder may under certain circumstances be required to obtain a U.S. taxpayer identification number and make certain certifications to us. Special procedures are provided for payments through qualified intermediaries. A Non-U.S. Holder of common stock that is eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of amounts withheld at a higher rate by filing an appropriate claim for a refund with the IRS.

  Constructive Dividends

        The conversion rate of the notes is subject to adjustment in certain circumstances, which could give rise to a deemed distribution to Non-U.S. Holders of the notes, as described above in "U.S. Holders—Conversion of Notes Into Common Stock." In that event, the deemed distribution would constitute a dividend for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits. Any such dividends will generally be subject to U.S. withholding and income tax pursuant to the rules described in "Dividends" above.

  Conversion

        A Non-U.S. Holder generally will not be subject to U.S. federal income tax on the conversion of notes into common stock. However, cash, if any, received in lieu of a fractional share or interest not previously included in income will be subject to U.S. federal income tax if it is U.S. trade or business income. Cash received in lieu of a fractional share may give rise to gain that would be subject to the rules described below for the sale of notes.

  Sale, Exchange or Redemption of Notes or Common Stock

        Subject to the discussion below concerning backup withholding, any gain realized by a Non-U.S. Holder on the sale, exchange or redemption of a note or common stock generally will not be subject to U.S. federal income tax or withholding tax, unless (i) such gain is U.S. trade or business income, (ii) subject to certain exceptions, the Non-U.S. Holder is an individual who holds the note or common stock as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition, (iii) the Non-U.S. Holder is subject to tax pursuant to the provisions of U.S. tax law applicable to certain U.S. expatriates (including certain former citizens or residents of the United States), or (iv) we are a United States real property holding corporation within the meaning of Section 897 of the Code. We do not believe that we are currently a United States real property holding corporation within the meaning of Section 897 of the Code, or that we will become one in the future.

Backup Withholding and Information Reporting

        The Code and the Treasury Regulations require those who make specified payments to report the payments to the IRS. Among the specified payments are dividends and proceeds paid by brokers to their customers. The required information returns enable the IRS to determine whether the recipient properly included the payments in income. This reporting regime is reinforced by "backup withholding" rules. These rules require the payors to withhold tax from payments subject to information reporting if the recipient fails to provide his taxpayer identification number to the payor, furnishes an incorrect identification number, or repeatedly fails to report interest or dividends on his returns. The information reporting and backup withholding rules do not apply to payments to corporations, whether domestic or foreign.

        Payments of dividends to individual U.S. Holders of notes or common stock will generally be subject to information reporting, and will be subject to backup withholding unless the holder provides us or our paying agent with a correct taxpayer identification number and complies with certain certification procedures.

        The information reporting and backup withholding rules do not apply to payments that are subject to the 30 percent withholding tax on dividends paid to nonresidents, or to payments that are exempt from that tax by application of a tax treaty or special exception. Therefore, payments to Non-U.S. Holders of dividends on common stock will generally not be subject to information reporting or backup withholding. To avoid backup withholding, a Non-U.S. Holder will have to certify its nonresident status.

        Some of the common means of doing so are described under "Non-U.S. Holders—Dividends." Payments made to U.S. Holders by a broker upon a sale of notes or common stock will generally be subject to information reporting and backup withholding. Payments made to Non-U.S. Holders by a broker upon a sale of notes or common stock will not be subject to information reporting or backup withholding provided the Non-U.S. Holder certifies its foreign status.

        Any amounts withheld from a payment to a holder of notes or common stock under the backup withholding rules can be credited against any U.S. federal income tax liability of the holder and may entitle the holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

        THE PRECEDING DISCUSSION OF CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, EACH INVESTOR SHOULD CONSULT ITS OWN TAX ADVISER AS TO THE PARTICULAR TAX CONSEQUENCES TO IT OF PURCHASING, HOLDING AND DISPOSING OF THE NOTES AND THE COMMON STOCK, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS, AND OF ANY PROPOSED CHANGES IN APPLICABLE LAWS.

SELLING SECURITYHOLDERS

        We originally issued the notes in a private placement in June 2003 to Banc of America Securities LLC, Credit Suisse First Boston LLC and Merrill Lynch Pierce Fenner & Smith Incorporated, the initial purchasers. The initial purchasers resold the notes to purchasers in transactions exempt from registration pursuant to Rule 144A. The securities are being registered to permit public secondary trading of the securities, and the selling securityholders may offer the securities for resale from time to time. See "Plan of Distribution." The following table lists the selling securityholders and sets forth certain information regarding the beneficial ownership of common stock of each selling securityholder as well as the number of shares and the principal amount of notes each selling securityholder may sell pursuant to this prospectus. No estimate can be given as to the amount of our common stock or notes that will be held by the selling securityholders after completion of this offering because the selling securityholders may offer all or some of our common stock or notes and because there currently are no agreements, arrangements or understandings with respect to the sale or distribution of any of our common stock or notes by the selling securityholders.

Name	Principal Amount at Maturity of Notes Beneficially Owned Prior to this Offering (In Thousands)(1)	Principal Amount at Maturity of Notes Beneficially Owned that May Be Sold (In Thousands)(1)	Number of Shares of Common Stock Beneficially Owned Prior to this Offering(1)(2)(3)	Maximum Number of Shares to be Sold Pursuant to this Prospectus(1)(2)(3)
ADVENT CONVERTIBLE MASTER (CAYMAN)LP (ACM)	$8,959	$8,959	2,232,494	2,232,494
AIG DKR SOUNDSHORE STRATEGIC HOLDING FUND LTD	3,000	3,000	747,570	747,570
AKELA CAPITAL MASTER FUND, LTD.	10,000	10,000	2,491,901	2,491,901
ALPHA US SUB FUND 4, LLC (ACM)	401	401	99,925	99,925
AMARANTH LLC	19,076	19,076	4,753,550	4,753,550
ARGENT CLASSIC CONVERTIBLE ARBITRAGE FUND LP	6,000	6,000	1,495,140	1,495,140
ARGENT CLASSIC CONVERTIBLE ARBITRAGE (BERMUDA) FUND LTD.	8,250	8,250	2,055,818	2,055,818
ARGENT LOWLEV CONVERTIBLE ARBITRAGE FUND LLC	500	500	124,595	124,595
ARGENT LOWLEV CONVERTIBLE ARBITRAGE FUND LTD.	2,400	2,400	598,056	598,056
ATSF—TRANSAMERICA CONVERTIBLE SECURITIES	8,000	8,000	1,993,521	1,993,521
BANC OF AMERICA SECURITIES LLC	10,100	10,100	2,516,820	2,516,820
BANK OF AMERICA PENSION PLAN	1,000	1,000	249,190	249,190
BARCLAYS GLOBAL INVESTORS EQUITY HEDGE FUND II	15	15	3,737	3,737
BP AMOCO PLC MASTER TRUST	244	244	60,802	60,802
CGNU LIFE FUND	1,000	1,000	249,190	249,190
COMMERCIAL UNION LIFE FUND	1,300	1,300	323,947	323,947
CONTEXT CONVERTIBLE ARBITRAGE FUND, LP	1,200	1,200	299,028	299,028
CONTEXT CONVERTIBLE ARBITRAGE OFFSHORE, LTD	2,800	2,800	697,732	697,732
CQS CONVERTIBLE & QUANTITATIVE STRATEGIES MASTER FUND LIMITED	900	900	224,271	224,271
CREDIT SUISSE FIRST BOSTON LLC	9,000	9,000	2,242,711	2,242,711
DBAG LONDON	12,500	12,500	3,114,876	3,114,876
DEEP ROCK & CO.	1,000	1,000	249,190	249,190
DEUTSCHE BANK SECURITIES INC.	500	500	124,595	124,595
DRAKE OFFSHORE MASTER FUND, LTD.	8,500	8,500	2,118,116	2,118,116
FORE CONVERTIBLE MASTERFUND LTD	12,895	12,895	3,213,306	3,213,306
GENERAL MOTORS WELFARE BENEFIT TRUST	1,000	1,000	249,190	249,190

GUGGENHEIM PORTFOLIO COMPANY VIII, LLC	2,827	2,827	704,460		704,460
GUGGENHEIM PORTFOLIO COMPANY XV, LLC	1,250	1,250	311,487		311,487
HFR ARBITRAGE FUND (ACM)	455	455	113,381		113,381
HIGHBRIDGE INTERNATIONAL LLC	4,000	4,000	996,760		996,760
HMC SECURITIES, LLC	7,000	7,000	1,744,330		1,744,330
HOTEL UNION & HOTEL INDUSTRY OF HAWAII PENSION PLAN	95	95	23,673		23,673
IDEX—TRANSAMERICA CONVERTIBLE SECURITIES FUND	3,500	3,500	872,165		872,165
KBC FINANCIAL PRODUCTS USA INC.	2,000	2,000	498,380		498,380
LAUREL RIDGE CAPITAL, LP	2,000	2,000	498,380		498,380
LEHMAN BROTHERS, INC.	11,290	11,290	2,813,356		2,813,356
LYXOR (ACM)	1,098	1,098	273,610		273,610
LYXOR MASTER FUND	300	300	74,757		74,757
MAN CONVERTIBLE BOND MASTER FUND, LTD	5,278	5,278	1,315,225		1,315,225
MAN MAC 1 LIMITED	2,827	2,827	704,460		704,460
MCMAHAN SECURITIES CO. LP	750	750	186,892		186,892
MLQA CONVERTIBLE SECURITIES ARBITRAGE, LTD	5,000	5,000	1,245,950		1,245,950
NORWICH UNION LIFE & PENSIONS	2,000	2,000	498,380		498,380
ONYX FUND HOLDINGS, LDC	7,000	7,000	1,744,330		1,744,330
PEOPLES BENEFIT LIFE INSURANCE COMPANY—TEAMSTERS	4,000	4,000	996,760		996,760
PRIVELEGE PORTFOLIO SICAV	2,100	2,100	523,299		523,299
RAM TRADING LTD	11,000	11,000	2,471,091		2,471,091
RAMIUS CAPITAL GROUP	1,000	1,000	249,190		249,190
RAMIUS, LP	150	150	37,378		37,378
RAMIUS MASTER FUND, LTD	9,250	9,250	2,305,008		2,305,008
RAMIUS PARTNERS II, LP	200	200	49,838		49,838
RCG BALDWIN, LP	600	600	149,514		149,514
RCG HALIFAX MASTER FUND, LTD	500	500	124,595		124,595
RCG LATITUDE MASTER FUND, LTD	9,250	9,250	2,305,008		2,305,008
RCG MULTI STRATEGY MASTER FUND, LTD	800	800	199,352		199,352
RELAY 3 ASSET HOLDING CO. LIMITED	16	16	3,987		3,987
RETAIL CLERKS PENSION TRUST	1,000	1,000	249,190		249,190
ST. ALBANS PARTNERS LTD.	2,600	2,600	647,894		647,894
ST. THOMAS TRADING, LTD	9,722	9,722	2,422,626		2,422,626
SALOMON BROTHERS ASSET MANAGEMENT, INC.	43,500	43,500	10,839,770	(4)	10,839,770	(4)
SAM INVESTMENTS, LDC	12,500	12,500	3,114,876		3,114,876
SCORPION OFFSHORE INVESTMENT FUND, LTD.	90	90	22,427		22,427
SG COWEN SECURITIES CORPORATION	1,750	1,750	436,082		436,082
SILVERBACK MASTER, LTD	21,000	21,000	5,232,992		5,232,992
SPHINX CONVERTIBLE ARB FUND SPC	69	69	17,194		17,194
SP HOLDINGS LTD.	49	49	12,210		12,210
STANDARD GLOBAL EQUITY PARTNERS, LP	386	386	96,187		96,187
STANDARD GLOBAL EQUITY PARTNERS SA, LP	148	148	36,880		36,880
STANDARD GLOBAL EQUITY PARTNERS II, LP	15	15	3,737		3,737
STANDARD PACIFIC CAPITAL OFFSHORE FUND, LTD	1,218	1,218	303,513		303,513
STANDARD PACIFIC MAC 16, LTD	63	63	15,698		15,698

SUNRISE PARTNERS LIMITED PARTNERSHIP	2,374	2,374	591,577	591,577
TAG ASSOCIATES (ACM)	87	87	21,679	21,679
TD SECURITIES (USA) INC.	24,798	24,798	6,179,416	6,179,416
TRANSAMERICA LIFE INSURANCE AND ANNUITIES CO.	6,000	6,000	1,495,140	1,495,140
TRANSAMERICA OCCIDENTAL LIFE CO.	4,500	4,500	1,121,355	1,121,355
TRIBECA INVESTMENTS, LTD	10,000	10,000	2,491,901	2,491,901
UBS O'CONNOR LLC FBO O'CONNOR GLOBAL CONVERTIBLE ARBITRAGE MASTER LTD.	7,000	7,000	1,744,330	1,744,330
VIACOM INC. PENSION PLAN MASTER TRUST	8	8	1,993	1,993
WACHOVIA BANK NATIONAL ASSOCIATION	15,250	15,250	3,800,149	3,800,149
WINDMILL MASTER FUND, LP	2,500	2,500	622,975	622,975
XAVEX CONVERTIBLE ARBITRAGE 2 FUND	200	200	49,838	49,838
XAVEX CONVERTIBLE ARBITRAGE #5	1,000	1,000	249,190	249,190
YIELD STRATEGIES FUND I, LP	1,150	1,150	286,568	286,568
YIELD STRATEGIES FUND II, LP	500	500	124,595	124,595
ZURICH INSTITUTIONAL BENCHMARK MASTER FUND LTD	200	200	49,838	49,838
OTHER SELLING SECURITYHOLDERS	2,247	2,247	559,930	559,930
TOTAL	$400,000	$400,000	99,406,017	99,406,017

(1)
Pursuant to Rule 416(a) of the Securities Act of 1933, as amended (the "Securities Act"), this registration statement also covers any additional securities that may be offered or issued to prevent dilution resulting from stock splits, stock dividends or similar transactions.

(2)
The table sets forth, to our knowledge, certain information about the selling securityholders as of October 6, 2003. Except as otherwise indicated, the number of shares owned represents less than 1% of our outstanding shares as of September 30, 2003. Information about the beneficial ownership of our shares prior to and after this offering has been given to us by the selling securityholders. The inclusion of any shares in this table does not constitute an admission of beneficial ownership for the named selling securityholder.

(3)
Assumes conversion of all the holder's notes at a conversion price of approximately $4.013 per share of common stock. However, this conversion price will be subject to adjustment as described under "Description of Notes—Conversion of Notes." As a result, the amount of common stock issuable upon conversion of the notes may increase or decrease in the future.

(4)
Represents 1.3% of our outstanding shares as of September 30, 2003.

        When we refer to the "selling securityholders" in this prospectus, we mean those persons listed in the table above, as well as donees, pledgees, transferees or other successors-in-interest selling securities received from a named selling securityholder as a gift, pledge, distribution to members or partners or other non-sale-related transfer after the date of this prospectus. Information about the selling securityholders may change over time. Any changed information will be set forth in prospectus supplements.

PLAN OF DISTRIBUTION

        We are registering the securities on behalf of the selling securityholders. The selling securityholders may sell the securities from time to time at prices and on terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The selling securityholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. As used in this prospectus, the term "selling securityholders" includes donees, pledgees, transferees or other successors-in-interest selling securities received from a named selling securityholder as a gift, pledge, distribution to members or partners or other non-sale-related transfer after the date of this prospectus. The selling securityholders will offer and sell the securities to which this prospectus relates for their own accounts. We will not receive any proceeds from the sale of the securities. We will bear all costs, expenses and fees in connection with the registration of the selling securityholders' securities. Brokerage commissions and similar selling expenses, if any, attributable to the sale of the securities will be borne by the selling securityholders.

        The securities may be sold in:

  •
  block trades, where a broker or dealer will try to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

  •
  transactions where a broker or dealer acts as principal and resells the securities for its account pursuant to this prospectus;

  •
  exchange distributions in accordance with the rules of such exchange;

  •
  ordinary brokerage transactions and transactions in which the broker solicits purchases; or

  •
  the writing of options.

        The securities may also be sold through long or short sales, put or call option transactions, swaps and other derivative transactions, cross trades, trades through market makers, trades not through market makers or established trading markets, direct sales through agents, loans or pledges of the securities, hedging or similar transactions, a combination of such methods, or by any other legally available means. The selling securityholders may or may not involve brokers or dealers in any of these transactions. In effecting sales, brokers or dealers engaged by the selling securityholders may arrange for other brokers or dealers to participate. Brokers or dealers will receive commissions or discounts from the selling securityholders in amounts to be negotiated immediately prior to sale. Offers and sales may also be made directly by the selling securityholders, or other bona fide owner of the securities, so long as an applicable exemption from state broker-dealer registration requirements is available in the jurisdiction of sale. The selling securityholders, brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act in connection with these sales, and any discounts and commissions received by them and any profit realized by them on the resale of the securities may be deemed to be underwriting discounts and commissions under the Securities Act. Because the selling securityholders may be deemed to be "underwriters" within the meaning of the Securities Act, the selling securityholders will be subject to the prospectus delivery requirements of the Securities Act.

        In connection with sales of the notes or common stock or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers and other financial institutions. These broker-dealers or other financial institutions may in turn engage in short sales of the notes or common stock in the course of hedging their positions. The selling securityholders may also sell the notes or common stock short and deliver notes or common stock to close out short positions, or loan or pledge notes or common stock to broker-dealers that may in turn sell the notes or common stock.

        Upon notification to us by a selling securityholder that any material arrangement has been entered into with a broker or dealer for the sale of securities through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such selling securityholder and of the participating brokers or dealers, (ii) the amount of securities involved, (iii) the price at which such securities were sold, (iv) the commissions paid or discounts or concessions allowed to such brokers or dealers, where applicable, (v) that such brokers or dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus and (vi) other facts material to the transaction. In addition, upon notification to us by a selling securityholder that a donee, pledgee, transferee or other successor-in-interest intends to sell more than 500 shares of common stock, a supplement to this prospectus will be required.

        There can be no assurance that any selling securityholder will sell any or all of the securities pursuant to this prospectus. In addition, all or any portion of the securities covered by this prospectus that qualify for sale under Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

        The selling securityholders and any other person participating in such distribution will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of securities by the selling security holders and any other such person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the securities to engage in market-making activities with respect to the particular securities being distributed for a period of up to five business days prior to the commencement of such distribution. This may affect the marketability of the securities and the ability of any person or entity to engage in market-making activities with respect to the securities.

        We do not intend to apply for listing of the notes on any securities exchange or for quotation through NASDAQ. Accordingly, no assurance can be given as to the development of liquidity or any trading market for the notes. A description of the risks associated with this is described above under the heading "Risk Factors—Risks Related to the Notes—A market may not develop for the notes."

        Pursuant to the registration rights agreement filed as an exhibit to this registration statement, we and the selling securityholders will be indemnified by the other against certain liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection with these liabilities.

        To the extent required, the specific notes or common stock to be sold, the names of the selling securityholders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.

WHERE YOU CAN FIND MORE INFORMATION

        Federal securities law requires us to file information with the Securities and Exchange Commission concerning our business and operations. We file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read and copy these documents at the public reference room maintained by the SEC at Judiciary Plaza, 450 Fifth Street, NW, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public on the SEC's web site at http://www.sec.gov. You can also inspect our reports, proxy statements and other information at the offices of The NASDAQ Stock Market.

        We have filed with the SEC a registration statement on Form S-3 to register the securities to be sold in connection with this prospectus. This prospectus, which forms a part of the registration statement, does not contain all of the information included or incorporated in the registration statement. The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information that we incorporate by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC prior to the termination of the offering made pursuant to this prospectus (including all filings prior to the effectiveness of the registration statement) under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act:

  •
  our Annual Report on Form 10-K for the fiscal year ended October 31, 2002;

  •
  our Quarterly Reports on Form 10-Q for the quarters ended January 31, 2003, April 30, 2003 and July 31, 2003;

  •
  our Current Reports on Form 8-K filed May 22, 2003, May 29, 2003, July 31, 2003 and August 13, 2003; and

  •
  the description of our common stock and common stock purchase rights contained in any Registration Statement on Form 8-A we filed and any amendment or report filed for the purpose of updating this description.

        Upon written or oral request, we will provide to each person to whom a copy of this prospectus is delivered, at no cost, a copy of any of the documents that are incorporated by reference into this prospectus. You may request a copy of any of the above filings by writing or telephoning us at the following address:

ADC Telecommunications, Inc.
P.O. Box 1101
Minneapolis, Minnesota 55440-1101
Attention: Investor Relations
(952) 917-0991
investor@adc.com
www.adc.com/investor

        We also make available through our website, www.adc.com/investor, our annual reports on Form 10-K, quarterly reports from Form 10-Q and current reports on Form 8-K as soon as reasonably practicable after these items are filed with the SEC.

        You should rely only on the information incorporated by reference or provided in this prospectus or any supplement to this prospectus. We have not authorized anyone else to provide you with different information. The selling securityholders should not make an offer of these shares in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement to this prospectus is accurate as of any date other than the date on the cover page of this prospectus or any supplement. Our business, financial condition, results of operations and prospectus may have changed since that date.

LEGAL MATTERS

        The validity of the issuance of the securities offered by this prospectus has been passed upon for us by Dorsey & Whitney LLP, Minneapolis, Minnesota.

EXPERTS

        The consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended October 31, 2002 have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon included therein and incorporated herein by reference. Such consolidated financial statements and schedule are incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

        The consolidated financial statements and schedule for the years ended October 31, 2000 and 2001 were audited by Arthur Andersen LLP, independent auditors, as set forth in their reports thereon included therein and incorporated herein by reference. Such consolidated financial statements and schedule are incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

        We have not been able to obtain, after reasonable efforts, the written consent of Arthur Andersen LLP to incorporation by reference into this prospectus of their reports on such financial statements and schedule. As a result, you will not be able to sue Arthur Andersen LLP under Section 11 of the Securities Act of 1933 in the event the registration statement, as of the time it became effective, contained an untrue statement or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

PART II.

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

SEC Registration Fee	$32,360
Trustee's fees and expenses	3,000
Printing fees and expenses	10,000
Accounting Fees and Expenses	5,000
Legal Fees and Expenses	5,000
Miscellaneous	1,000

Total	$56,360

        All fees and expenses other than the SEC registration fee are estimated. The expenses listed above will be paid by us.

Item 15. Indemnification of Officers and Directors

        Minnesota Statutes Section 302A.521 provides that a corporation shall indemnify any person made or threatened to be made a party to a proceeding by reason of the former or present official capacity of such person against judgments, penalties, fines (including, without limitation, excise taxes assessed against such person with respect to any employee benefit plan), settlements and reasonable expenses, including attorneys' fees and disbursements, incurred by such person in connection with the proceeding, if, with respect to the acts or omissions of such person complained of in the proceeding, such person (1) has not been indemnified therefor by another organization or employee benefit plan; (2) acted in good faith; (3) received no improper personal benefit and Section 302A.255 (with respect to director conflicts of interest), if applicable, has been satisfied; (4) in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and (5) reasonably believed that the conduct was in the best interests of the corporation in the case of acts or omissions in such person's official capacity for the corporation or reasonably believed that the conduct was not opposed to the best interests of the corporation in the case of acts or omissions in such person's official capacity for other affiliated organizations. Article IX of our Restated Bylaws provides that we shall indemnify officers and directors to the extent permitted by Section 302A.521 as now enacted or hereafter amended.

        We also maintain an insurance policy or policies to assist in funding indemnification of directors and officers for certain liabilities.

Item 16. List of Exhibits

3.1	Restated Articles of Incorporation of ADC Telecommunications, Inc., as amended. (Incorporated by reference to Exhibit 4.1 to our Registration Statement on Form S-3 dated April 15, 1997.)
3.2
Articles of Amendment dated January 20, 2000, to Restated Articles of Incorporation of ADC Telecommunications, Inc. (Incorporated by reference to Exhibit 4.6 to our Registration Statement on Form S-8 dated March 14, 2000.)
3.3
Articles of Amendment dated June 23, 2000, to Restated Articles of Incorporation of ADC Telecommunications, Inc. (Incorporated by reference to Exhibit 4-g to our Quarterly Report on Form 10-Q for the quarter ended July 31, 2000.)

3.4	Restated Bylaws of ADC Telecommunications, Inc. effective July 30, 2002. (Incorporated by reference to Exhibit 4-e to our Quarterly Report on Form 10-Q for the quarter ended July 31, 2002.)
*4.1	Indenture dated as of June 4, 2003, between ADC Telecommunications, Inc. and U.S. Bank National Association.
*4.2	Form of 1.00% Convertible Subordinated Note Due 2008.
*4.3	Form of Floating Rate Convertible Subordinated Note Due 2013.
*4.4	Registration Rights Agreement dated as of June 4, 2003, among ADC Telecommunications, Inc. and the Initial Purchasers.
4.5	Form of certificate for shares of Common Stock of ADC Telecommunications, Inc. (Incorporated by reference to Exhibit 4-a to our Quarterly Report on Form 10-Q for the quarter ended January 31, 1996.)
4.6
Third Amended and Restated Rights Agreement, amended and restated as of July 30, 2003, between ADC Telecommunications, Inc. and Computershare Investment Services, LLC (amending and restating the Second Amended and Restated Rights Agreement dated as of November 28, 1995), which includes as Exhibit B thereto the form of Right Certificate. (Incorporated by reference to Exhibit 4 to our Form 8-A12G/A dated July 31, 2003.)
*5.1	Opinion of Dorsey & Whitney LLP regarding legality.
12.1	Computation of Ratio of Earnings to Fixed Charges.
23.1	Consent of Ernst & Young LLP.
*23.2	Consent of Dorsey & Whitney LLP (Included in Exhibit 5.1 to this Registration Statement).
*24.1	Power of Attorney.
*25.1	Form T-1 Statement of Eligibility of Trustee for Indenture under the Trust Indenture Act of 1939.

*
Previously Filed

Item 17. Undertakings

        The undersigned registrant hereby undertakes:

          (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

              (i)  To include any prospectus required by section 10(a)(3) of the Securities Act;

             (ii)  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change to such information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) under the Securities Act if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

            (iii)  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change in the information set forth in the registration statement;

  provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

          (2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

          (1)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2)   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Eden Prairie, State of Minnesota, on October 6, 2003.

ADC TELECOMMUNICATIONS, INC.
By:	/s/ ROBERT E. SWITZ Robert E. Switz President and Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Name	Title	Date

/s/ ROBERT E. SWITZ Robert E. Switz	President, Chief Executive Officer and Director (Principal Executive Officer)	October 6, 2003
/s/ GOKUL V. HEMMADY Gokul V. Hemmady	Vice President, Chief Financial Officer and Controller (Principal Financial Officer and Principal Accounting Officer)	October 6, 2003
* Robert Annunziata	Director	October 6, 2003
* John A. Blanchard III	Director	October 6, 2003
* John J. Boyle III	Director	October 6, 2003
* James C. Castle, Ph.D.	Director	October 6, 2003

* Mickey P. Foret	Director	October 6, 2003
* B. Kristine Johnson	Director	October 6, 2003
* Jean-Pierre Rosso	Director	October 6, 2003
* Larry W. Wangberg	Director	October 6, 2003
* John D. Wunsch	Director	October 6, 2003
* Charles D. Yost	Director	October 6, 2003
/s/ ROBERT E. SWITZ
By:	Robert E. Switz Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Description
3.1	Restated Articles of Incorporation of ADC Telecommunications, Inc., as amended. (Incorporated by reference to Exhibit 4.1 to our Registration Statement on Form S-3 dated April 15, 1997.)
3.2
Articles of Amendment dated January 20, 2000, to Restated Articles of Incorporation of ADC Telecommunications, Inc. (Incorporated by reference to Exhibit 4.6 to our Registration Statement on Form S-8 dated March 14, 2000.)
3.3
Articles of Amendment dated June 23, 2000, to Restated Articles of Incorporation of ADC Telecommunications, Inc. (Incorporated by reference to Exhibit 4-g to our Quarterly Report on Form 10-Q for the quarter ended July 31, 2000.)
3.4	Restated Bylaws of ADC Telecommunications, Inc. effective July 30, 2002. (Incorporated by reference to Exhibit 4-e to our Quarterly Report on Form 10-Q for the quarter ended July 31, 2002.)
*4.1	Indenture dated as of June 4, 2003, between ADC Telecommunications, Inc. and U.S. Bank National Association.
*4.2	Form of 1.00% Convertible Subordinated Note Due 2008.
*4.3	Form of Floating Convertible Subordinated Note Due 2013.
*4.4	Registration Rights Agreement dated as of June 4, 2003, among ADC Telecommunications, Inc. and the Initial Purchasers.
4.5	Form of certificate for shares of Common Stock of ADC Telecommunications, Inc. (Incorporated by reference to Exhibit 4-a to our Quarterly Report on Form 10-Q for the quarter ended January 31, 1996.)
4.6
Third Amended and Restated Rights Agreement, amended and restated as of July 30, 2003, between ADC Telecommunications, Inc. and Computershare Investment Services, LLC (amending and restating the Second Amended and Restated Rights Agreement dated as of November 28, 1995), which includes as Exhibit B thereto the form of Right Certificate. (Incorporated by reference to Exhibit 4 to our Form 8-A12G/A dated July 31, 2003.)
*5.1	Opinion of Dorsey & Whitney LLP regarding legality
12.1	Computation of Ratio of Earnings to Fixed Charges
23.1	Consent of Ernst & Young LLP
23.2	Consent of Dorsey & Whitney LLP (included in Exhibit 5.1 to this Registration Statement)
*24.1	Power of Attorney
*25.1	Form T-1 Statement of Eligibility of Trustee for Indenture under the Trust Indenture Act of 1939.

*
Previously Filed

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TABLE OF CONTENTS
PROSPECTUS SUMMARY
RISK FACTORS
RATIO OF EARNINGS TO FIXED CHARGES
DESCRIPTION OF NOTES
UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
SELLING SECURITYHOLDERS
PLAN OF DISTRIBUTION
WHERE YOU CAN FIND MORE INFORMATION
LEGAL MATTERS
EXPERTS
PART II. INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 14. Other Expenses of Issuance and Distribution
  Item 15. Indemnification of Officers and Directors
  Item 16. List of Exhibits
  Item 17. Undertakings
SIGNATURES
EXHIBIT INDEX